GILDAN
American Apparel
ANVIL
COMFORT COLORS
ALSTYLE
GOLDTOE
EST. 1934
POWERSOX
SECRET
Silks
Therapy Plus
kushyfoot
peds

GILDAN®

MAKING APPAREL BETTER™

2016 ANNUAL REPORT

GILDAN
Ultra Cotton

Our company started with a fundamental mission to

create value in everything we do

We remain committed to driving continuous and sustainable growth by leveraging our vertical integration, operational scale, global reach, investments in technology and sound management of our shareholders' capital to deliver superior value to all of our stakeholders.

Our growing portfolio of brands provides the opportunity to deliver everyday family apparel to consumers globally, while never compromising on our belief that operating responsibly, taking care of our employees and integrating sustainable solutions into our business are key factors in our success and future growth.

GILDAN®

Making Apparel Better™

Highlights

Financial

$2.6B
revenue

$398M
record free cash flow

$470M
returned to shareholders

Operational

1.5B
units produced

$140M
capital expenditures

2
integrated acquisitions

Responsibility

51%*
energy from renewable sources

34%*
vs. 2010 levels
reduction in greenhouse gas emissions intensity

17%*
vs. 2010 levels
water intensity reduction

*2015 calendar year

Table of Contents

3 Message from the Chairman
6 Message from the President and CEO
9 Financial Highlights
11 Conversation with our Leaders
13 Manufacturing – The Gildan Way
15 Growing Family of Brands
18 2016 Report to Shareholders

All amounts in this report are in $U.S.

2

Message from the Chairman

To our shareholders,

On behalf of the Board, it is my pleasure to present our 2016 Annual Report. This past year was distinguished by significant changes in the world and challenging market conditions, particularly in the retail sector. Against this backdrop, Gildan continued to leverage its vertical integration, expanded its operational base and remained steadfastly focused on its long-term growth drivers. As a result, the Company delivered solid performance, executed on its significant strategic objectives and returned capital to shareholders.

Making Apparel Better™

Gildan was founded on a vision that owning its factories, investing in technology and pursuing continuous improvements was the best way to operate and to make better apparel. Over time Gildan has stayed true to those beliefs and the Company is now one of the world's leading manufacturers of basic apparel and socks.

"As one of the world's largest manufacturers of apparel and socks, with control over almost the entire production process, we understand firsthand that operating responsibly and integrating sustainable solutions drives our financial success and enables our future growth."

During 2016, Gildan invested in its operations, brands and people with the completion of the ramp up of U.S.-based yarn-spinning operations and the acquisitions of Alstyle and Peds, followed by the American Apparel® brand in early 2017. These key initiatives have reinforced the Company's long term competitive position. At the same time we have remained focused on key governance areas including the launch of a new Code of Ethics and the Company's first Diversity and Inclusion Policy, both of which articulate the Company's commitment to creating and fostering an ethical and inclusive workplace.

Recognized leadership

For the fourth consecutive year, the Company was included in the Dow Jones Sustainability World Index (DJSI World Index), the benchmark for global leaders in economic, environmental and social responsibility. We were the only North American company in the Textiles, Apparel and Luxury Goods industry group listed in the DJSI World Index once again.

Gildan also received a Distintivo ESR 2016 award, presented by the Mexican Center for Philanthropy (Cemefi) and the Alliance for Corporate Social Responsibility (Aliarse). This award is given to companies in Latin America that are considered leaders in their corporate social responsibility (CSR) efforts.

Genuine shareholder engagement

We understand that shareholders value communication and transparency. Once again demonstrating Gildan's leadership, we have put into place a Shareholder Engagement Policy founded on the belief that constructive and meaningful dialogue between members of the Board of Directors and the Company's shareholders

3

4th

inclusion in the Dow Jones Sustainability World Index

89%

recycling or repurposing of total waste[1]

can provide valuable insights on strategy, corporate governance and the Board's oversight role, as well as a clearer understanding of the views or concerns of investors.

Genuine Responsibility™

As one of the world's largest manufacturers of apparel and socks, with control over almost the entire production process, we understand firsthand that operating responsibly and integrating sustainable solutions drives our financial success and enables our future growth.

In 2016, we published our 12th Corporate Citizenship update, which highlighted our results across several key metrics. This recent update[1] highlights the following results:

- 34% reduction in greenhouse gas emissions intensity[2]
- 51% of the Company's 2015 total energy needs met through renewable sources
- 14% reduction of energy consumption per kg of production[2]
- 17% decrease in water consumption per kg of production, a savings of approximately 3.85M m^3 of water[2]
- 89% recycling or repurposing of total waste
- 19% reduction in waste sent to landfills[2]

While we can most certainly be proud of what has been accomplished to date we remain committed to pursuing further reduction of our environmental impacts.

Value creation

Gildan launched a new mission statement in 2016:

Create Value In Everything We Do

It connects the Company's founding principles with our current position as a diversified manufacturing company with a growing portfolio of brands that delivers value to all of our stakeholders.

We strive to create value for customers through our products; for communities by acting responsibly; for shareholders by driving sustainable and profitable growth; for employees by empowering them to achieve success and for the environment by endlessly pursuing continuous improvements to reduce our impact on future generations. It's our belief that if we stay true to our mission each and every day, we can continue to achieve remarkable results.

[1] The 2016 Genuine Responsibility report featured data pertaining to the 2015 calendar year.

[2] from 2010 levels.

4

The year ahead

As we look forward, we expect the world will continue to undergo significant change, and that successful companies will need to be nimble, adaptable and well-positioned to succeed. The entrepreneurial spirit that lies at the core of Gildan's DNA, and is fostered under Glenn's strong leadership, remains a critical factor in the success of the Company and fuels the confidence the Board has in Gildan's strong prospects for success.

We are confident that the Company's unrelenting drive towards operational excellence and commitment to operating responsibly will continue to deliver outstanding value to all of our stakeholders. Most importantly, we have confidence that the employees of Gildan, who are the heart and soul of the Company, are working together with a shared belief in our mission.

We are pleased to introduce two new strong candidates who have accepted to be nominated to the Board of Directors, and will be submitted to the Company's shareholders for election at our next Annual Shareholders Meeting. Patrik Frisk and Shirley Cunningham's biographies are included in the Information Circular for this meeting and we are very much looking forward to their contributions based on their past business experience.

On behalf of the Board, I would like to thank Glenn, the members of the Gildan management team and the more than 48,000 Gildan employees worldwide for their dedication to serving the needs of our customers, for operating responsibly and for their commitment to delivering sustainable value to all our stakeholders.

I would also like to thank you, our shareholders, for your continued support and the confidence you place in us. We are proud to work for you and look forward to a promising future.

Sincerely,

William D. Anderson

it's all about COLOUR
les and sizes

5

Message from the President and CEO

To our shareholders,

I am very proud of what we have achieved in 2016. Despite fairly challenging market conditions and the anticipated headwinds that we had projected, we stayed focused on our growth drivers and executed against our key priorities. We generated consolidated sales of approximately $2.6 billion and delivered earnings of $1.47 per share and adjusted earnings of $1.51 per share.

We made significant progress this year on all of our strategic initiatives, positioning us very well to continue to deliver profitable and responsible growth and value to our shareholders. The Company generated record free cash flow of $398 million for the full year and executed on all of its capital allocation priorities while returning approximately $470 million to shareholders through the payment of dividends and share repurchases.

Growing portfolio of brands

During the course of the year, we successfully completed two strategic acquisitions, leveraging our cash generating ability and strong balance sheet. Alstyle was a complementary addition to our Printwear business, strengthening Gildan's penetration in printwear markets in the U.S., Canada and Mexico, especially in the southwestern U.S., where the Alstyle® brand has a strong presence. The Peds acquisition has added a strong women's sock and legwear brand to our Branded Apparel portfolio. We expect to create revenue growth opportunities through Gildan's existing customer relationships by broadening the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan's other product categories.

In a transaction that closed in early February 2017, we acquired the American Apparel® brand, a leading premium brand in the fashion basics category in the printwear channel. This iconic brand rounds out our Printwear offering extremely well, positioned alongside Gildan® and Alstyle® in basic and performance apparel, Comfort Colors® in vintage fashion and anvil® in affordable fashion basics.

In our Printwear business, we continued to expand our penetration into key markets, driven by strong growth in the fashion basics and performance product categories and double-digit volume growth in international markets. We now offer a broader variety of printwear apparel to our customers—with leading brands in the basics, premium fashion, performance wear and affordable fashion basics categories. Through these timely and targeted actions, I believe we have successfully positioned ourselves to deliver long-term growth and value for our shareholders.

Continued growth in retail

I am pleased by the positive results from our Branded Apparel business where, in spite of overall market challenges, we continued to increase our market share in key product categories. Throughout the year we achieved better and broader placement at leading mass retailers and expanded our product offering. This increased

6

consumer's exposure to our brands and allowed us to successfully compete directly with national brands.

Gildan® branded socks achieved 22% market share in the U.S. at the end of the year, making it the number one brand in unit share in the U.S. men's sock category. Gildan® branded underwear also continued its growth in 2016, firmly positioned as the number three brand in U.S. men's underwear and reaching over 10% market share in January 2017.

In the past year, we effectively supported organic growth within our brands by expanding into new product categories and new channels, leveraging our world-class manufacturing operations to deliver better quality and value to consumers. We also continued to promote our brands with strategic marketing investments, such as the ongoing sponsorship of the Gildan® New Mexico Bowl.

We made good progress this year on several initiatives to address the ongoing shifts in consumer behavior. We launched a powerful new e-commerce platform featuring GoldToe® and Powersox® products, with an anticipated roll out of Gildan® and other brands onto the platform in early 2017. We also have merchandised product lines and built infrastructure necessary to service pure-play e-commerce companies and traditional retailers' e-commerce business to ensure we are able to continue to develop our share within these growing market segments.

Manufacturing excellence

We continued our strong history of strategic capital investments during 2016, spending $140 million on new technology, equipment, capacity expansion and cost savings initiatives. From 2011 to 2016, Gildan has invested more than $1 billion in capital expenditures, further solidifying our leadership position as one of the world's lowest cost, most responsible manufacturers of apparel and socks, while expanding our capabilities for higher quality and better value apparel.

Our investments of over $400 million in U.S. yarn-spinning operations over the last four years is now virtually complete and exemplifies our strong commitment to U.S. manufacturing and cotton. As one of the largest domestic consumers of U.S. cotton, sustainably grown and ethically harvested by proud American farmers, we were pleased to join the Cotton Leads® program this year, representative of a shared commitment to sustainable, responsible and transparent practices.

The Alstyle acquisition, which added one textile facility and two sewing operations in Mexico to our manufacturing network, enhanced our competitive position in the Mexican printwear and retail markets.

"We will continue to use our vertical integration, operational excellence and low cost structure to support our strong brands with great quality products."

We anticipate more cost savings and synergies to be realized as we increase capacity in these facilities to support further sales growth. While this move diversifies our manufacturing

7

footprint, these additional facilities help us further improve the efficiency of our operations and have effectively expanded our capacity in textiles at a very low capital cost.

Accordingly in 2017, we anticipate our capital expenditures will be approximately $125 million, largely focused on textile capacity related to the continued development of the Rio Nance 6 facility in Honduras, capacity expansion in Bangladesh, investments in distribution and garment dyeing as well as the expansion of our sewing capacity in line with the increase in textile capacity.

Delivering value to shareholders

This year we introduced a debt leverage target that serves as a framework to allow us to execute on our capital allocation priorities and use our balance sheet effectively. We are pleased to have delivered a record level of free cash flow in 2016 and to have returned $470 million to shareholders through share repurchases and dividends. We completed the normal course issuer bid which we initiated on February 19, 2016 and expanded the program later in the year, repurchasing close to 13.8 million shares in total.

With the continuation of our strong cash generation, we will continue to reinvest in our growth, pursue complementary acquisitions and pursue initiatives to return capital to shareholders. To that effect, we were pleased to announce the renewal of the normal course issuer bid for the repurchase of up to 5% of our shares outstanding in February 2017, along with our fifth consecutive 20% annual increase to our dividend.

Looking ahead

Based upon our track record and the progress we continue to make on our strategic initiatives, we remain confident that we can deliver solid growth in 2017 in line with the targets we announced in February. The future is bright for Gildan.

As I reflect upon the past year and look towards the future, I believe our business strategy remains powerful. We will continue to use our vertical integration, operational excellence and low cost structure to support our strong brands with great quality products. Our mission is to create value for all of our stakeholders by delivering everyday family apparel that is responsibly manufactured and trusted by millions of consumers worldwide for quality, comfort and value.

I would like to thank each and every one of our over 48,000 employees, who bring their enthusiasm and commitment to Gildan every day, and to whom we owe our success. I would also like to thank our customers for their trust and loyalty and our shareholders for the confidence you place in us.

Sincerely,

Glenn J. Chamandy

$470M
returned to shareholders

55
global markets serviced

#1
brand in men's socks in the U.S.

8

Financial Highlights

NET SALES

(In U.S.$ millions)

2,065
2,215
2,299
2,569
2,585
12
13
14
15
16

DILUTED EARNINGS PER SHARE

(In U.S.$)

0.94
0.99
1.33
1.36
1.12
1.14
1.42
1.46
1.47
1.51
12
13
14
15
16
Diluted earnings per share
Adjusted diluted earnings per share(1)

ADJUSTED EBITDA(1)

(In U.S.$ millions)

353
449
388
504
524
12
13
14
15
16

NET DEBT TO ADJUSTED EBITDA(1)

0.3x
0.0x
0.8x
0.6x
1.0x
12
13
14
15
16

CAPITAL EXPENDITURES

(In U.S.$ millions)

77
200
332
230
140
12
13
14
15
16

FREE CASH FLOW(1)

(In U.S.$ millions)

302
173
-82
159
398
12
13
14
15
16

(1) Adjusted EBITDA, adjusted diluted earnings per share, free cash flow and net debt to adjusted EBITDA are non-GAAP financial measures. See "Definition and reconciliation of non-GAAP financial measures" in the 2016 Management's Discussion and Analysis.

9

Results shown on a calendar year basis

(In U.S.$ millions, except per share data and ratios)

	2016	2015	2014	2013	2012
STATEMENT OF EARNINGS					
Net sales	2,585.1	2,568.6	2,299.2	2,214.9	2,065.2
Adjusted EBITDA(1)	523.8	503.8	388.4	449.4	353.0
Operating Income	371.5	367.5	284.8	349.2	237.7
Adjusted operating income(1)	383.2	378.9	289.6	354.7	257.8
Net earnings	346.6	346.1	276.6	326.6	229.8
Diluted earnings per share	1.47	1.42	1.12	1.33	0.94
Adjusted net earnings(1)	356.3	355.4	281.0	334.5	242.1
Adjusted diluted earnings per share(1)	1.51	1.46	1.14	1.36	0.99
CASH FLOW					
Cash flows from operating activities	537.9	384.4	244.6	370.5	377.4
Capital expenditures	(140.2)	(229.6)	(331.9)	(199.8)	(77.2)
Free cash flow(1)	398.4	158.9	(81.9)	173.2	302.1
FINANCIAL POSITION					
Total assets	2,990.1	2,834.3	2,648.3	2,124.1	1,921.7
Net indebtedness (cash in excess of total indebtedness)(1)	561.8	324.3	313.9	(15.1)	95.0
Shareholders' equity	2,119.6	2,188.4	1,882.2	1,742.9	1,449.5
FINANCIAL RATIOS					
Adjusted EBITDA margin(2)	20.3%	19.6%	16.9%	20.3%	17.1%
Adjusted operating margin(3)	14.8%	14.8%	12.6%	16.0%	12.5%
Adjusted net earnings margin(4)	13.8%	13.8%	12.2%	15.1%	11.7%
Return on shareholders' equity(5)	16.5%	17.5%	15.5%	21.0%	17.9%
Net debt to adjusted EBITDA(1)	1.0x	0.6x	0.8x	n.a.	0.3x

(1) Adjusted EBITDA, adjusted operating income, adjusted net earnings, adjusted diluted earnings per share, free cash flow, net indebtedness (cash in excess of total indebtedness), and net debt to adjusted EBITDA are non-GAAP financial measures. See "Definition and reconciliation of non-GAAP financial measures" in the 2016 Management's Discussion and Analysis.

(2) Adjusted EBITDA divided by net sales

(3) Adjusted operating income divided by net sales

(4) Adjusted net earnings divided by net sales

(5) Adjusted net earnings divided by average shareholders' equity for the period

n.a. not applicable

10

Conversation with our Leaders

Glenn J. Chamandy
President & CEO

Q What most impressed you with the Company's performance last year?

A Our ability to hit our operational targets, while navigating through challenging times and integrating two acquisitions in 2016 and completing a third in early 2017. This tells me our model works and that we have the buy-in of our management teams and our more than 48,000 employees in our strategies and long term vision.

Q What do you see as the biggest differentiator between Gildan and its competitors?

A Firstly, I would say our commitment to vertical integration. As other companies have divested of manufacturing assets, Gildan has invested heavily, more than $1 billion since 2011, and extended our vertical integration even further with our new US-based yarn-spinning operations. As a result of our commitment to vertical integration, close to 90% of our revenues are derived from products manufactured in company-owned and managed facilities.

Secondly, I would say that our people also set us apart. I am proud of the skills and talent we have developed and also the entrepreneurial spirit that flows through our employees which fosters continuous improvement and a relentless pursuit of operational excellence.

Rhodri Harries
Chief Financial & Administrative Officer

Q What do you consider the main financial highlights to be over the last year?

A Beyond our sales and EPS performance, we were particularly pleased that we were able to deliver on all elements of our capital allocation strategy. We were able to invest in our manufacturing to support further growth, close two attractive acquisitions, with a third occurring early in 2017, while at the same time returning $470 million to our shareholders through dividends and share repurchases. We did this while maintaining a strong balance sheet, which together with our cash generating capabilities, positions us very well for the future.

Q What would you tell an investor concerned about changes to trade agreements, duties and taxes?

A We are monitoring the ongoing trade and tax discussions carefully but recognize that the apparel industry has faced many changes in the last 25 years, resulting in more than 97% of all apparel currently sold in the U.S. being imported. We believe that our vertical integration and operational diversification position us well to navigate the potential changes and continue to create strong value for all stakeholders. It's important to note that a large portion of our total cost base is generated within the U.S., thanks in large part to our $400 million investments in U.S.-based yarn-spinning operations. We are confident that these commitments, along with our ongoing leadership as one of the largest domestic consumers of U.S. cotton, put us in a very good position for the future.

Mike Hoffman
President, Printwear

Q How do you believe the American Apparel® brand will fit into your business?

A The brand has been in the printwear channel, as a premium fashion brand, for quite some time. It is complementary to our existing portfolio of brands. Gildan® is the industry's leading basics

11

Q&A

brand. Alstyle® is a leading basics brand with large decorators. Comfort Colors® and anvil® fill roles as vintage and affordable fashion brands. So American Apparel® gives us a premium offering, with great fabrics and silhouettes. We also feel we can take this brand to international markets, by leveraging Gildan's established distribution network servicing over 55 countries.

Q Can you tell us how you are growing the international printwear business?

A In response to growing demand from our distribution partners globally, we are introducing new brands and new products in many of our international markets. What is common across all the international markets is the potential for success of Gildan's business model, based upon consistent quality, available inventory and a commitment to operating responsibly.

Eric Lehman

President, Branded Apparel

Q What explains Gildan's growing market share in the sock and underwear categories?

A Our success to date has come from delivering better value to consumers using our manufacturing advantage to make higher quality, value-driven everyday family apparel and socks. When consumers try our products and our brands, we see good results. Going forward, we are looking to expand our placement and product offering across almost all channels of retail to drive more growth.

I am very pleased that we have become one of the largest suppliers of socks to the U.S. market, with the Gildan®, Peds®, GoldToe® brands and our Under Armour® sock license all performing well. We are also the number three brand in men's underwear and are growing our market share.

Q What are your plans to address rapidly changing consumer purchasing habits?

A Consumers are migrating towards online for many categories of products in three main channels that are fueling this shift, namely pure-play e-commerce, retailer's e-commerce and direct-to-consumer initiatives. We have worked hard this year to create specific product collections and operational infrastructure to more effectively service this growing business.

Benito Masi

Executive Vice-President, Manufacturing

Q Can you provide an update on the integration of the Alstyle operations acquired in 2016?

A The Alstyle operations are now fully integrated into our manufacturing system and we have begun to see synergies from leveraging Gildan's operational scale and strong cost focus. As we increase volumes and integrate more processes and expertise, we expect to drive more synergies and cost reductions.

Q What can you tell us about your manufacturing facility in Bangladesh?

A Bangladesh remains an important part of our overall strategy to service our international sales growth in the coming years. I am very proud we have successfully 'Gildanized' the operation and empowered the employees who are actively participating in these efforts. We have integrated core elements of our Genuine Responsibility™ programs, including free meals and on-site access to medical care as well as extensive training programs in Health and Safety, Ergonomics, Fire Safety and Academics.

12

Manufacturing - The Gildan Way

Our extensive vertical integration and operational expertise provides us with control over the entire manufacturing process, which allows us to uncover efficiencies and resource savings along the way while never compromising our commitment to always operate responsibly and sustainably.

U.S. cotton

Cotton is purchased from U.S. farmers and sent to our yarn-spinning facilities in North Carolina and Georgia.

Yarn spinning

The cotton is spun into yarn which is then shipped to our textile facilities to create fabrics.

Textiles

The yarn is knit into fabric, dyed and cut within our vertically-integrated facilities. The cut parts are sent to our sewing operations.

Genuine Responsibility™

Our philosophy is simple, everywhere we operate, we make it a priority to treat our employees with respect and dignity, to provide them with safe and ethical work environments and to continuously find new ways to reduce our environmental impacts. We believe this is critical to our success and future growth.

Employees have access to subsidized meals and **12,500 employees** are provided transportation to and from work.

24/7 onsite medical clinics provide free general healthcare, medicine, vaccinations, preventative screening and health campaigns.

51% of our overall energy consumption in 2015 was powered by renewable sources.

Gildan's Environmental Code of Practice (ECP) is strictly applied to better control or eliminate harmful substances in our processes or products.

13

www.genuinegildan.com

PEOPLE ENVIRONMENT PRODUCT COMMUNITY

Sewing

Cut parts are assembled in our sewing facilities into finished garments.

Distribution

Our garments are distributed to printwear and retail customers around the world.

Consumers

Gildan's growing portfolio of brands deliver quality everyday apparel to consumers globally.

$2 million donated for education and wellness projects in local communities.

$100,000 raised in the Gildan Glow Run for community projects in Central America.

Cotton LEADS® recognizes the use of best practices and traceability in the cotton supply chain.

Oeko-Tex® Standard 100 certification for Gildan®, anvil® and Secret® products that we manufacture.

14

Growing Family of Brands

GILDAN®

Gildan® is one of the world's leading brands in everyday basics, trusted by every member of the family for products that deliver premium quality, long lasting durability and value-driven prices. In the printwear industry, Gildan® is the ultimate solution for decorators globally looking for superior quality, consistent colors (100+) and the best availability. For U.S. consumers, Gildan's value promise of high quality and great prices has made the brand the #1 men's sock brand and the #3 men's underwear brand.

ANVIL®

anvil® is one of our fastest growing brands, delivering affordable fashion basics to the printwear industry in the U.S., Canada, Europe and several Asia Pacific markets. anvil® is best described as affordable chic for everyone with collections that celebrate the creative inspiration within us all with silhouettes and fabrics that look and feel great.

COMFORT COLORS®

Comfort Colors® collection of lived-in, vintage tees, tanks and sweats are perfect for every day. Our collections were crafted for ultimate comfort in earthy hues inspired by nature, including the industry's widest array of pigment and reactive dyed apparel and accessories. Live life in Comfort Colors®.

15

activewear underwear socks legwear

American Apparel®

American Apparel® is the printwear industry's leading premium fashion brand and well recognized by consumers worldwide. This iconic brand has a rich history of amazing fabrics, fashion forward styling and distinct marketing, creating some of the industry's hottest trends that are loved by loyal brand followers across the globe.

ALSTYLE

Since 1976, Alstyle® has been a leading manufacturer and distributor of quality activewear to large North American decorators. The product line includes a wide variety of styles and a brilliant color palette in basic styles sized 6 months through 6XL. Alstyle® is known for color consistency, fast shipping and Build Your Own Brand customization programs.

GOLDTOE®

EST. 1934

Founded in 1934, featuring the iconic 'gold toe', these collections have been American's favorite socks for generations. GOLDTOE® collections deliver superior quality, fit and comfort, from classic blacks and browns to argyles, checks and patterns. New collections like the Harrington™ and underwear by GOLDTOE® have expanded the brand's appeal to a wider range of consumers.

POWERSOX BY GOLD TOE® GT a GOLDTOE brand.

16

peds

PEDS® offers quality, stylish and comfortable foot apparel and legwear with a strong focus on innovation trends and technology. PEDS® collections include socks, legwear and liners. MEDIPEDS® products are designed to provide foot and leg solutions for many consumers with specific needs.

MediPeds

peds
peds

Secret Silky

Our collection of sheer hosiery brands, Silks®, Secret® and Secret Silky® keep women in step with the latest fashion trends with sophisticated patterns and refined colors for that perfect finishing touch. Our collection of brands are sold through multiple channels across the North American retail channel.

Silks SECRET

kushyfoot

Kushyfoot® offers stylish sock and legwear solutions with a focus on comfort. Offering a wide assortment of products ranging from foot covers, socks, knee highs and tights, Kushyfoot® has everything to suit your needs.

Our licensed brands

MOSSY OAK

UNDER ARMOUR

17

2016
REPORT TO
SHAREHOLDERS
February 24, 2017

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
1.0	PREFACE		P. 3
2.0	CAUTION REGARDING FORWARD-LOOKING STATEMENTS		P. 4
3.0	OUR BUSINESS		P. 5
	3.1	Overview
	3.2	Our operating segments
	3.3	Our operations
	3.4	Competitive environment
4.0	STRATEGY AND OBJECTIVES		P. 10
5.0	OPERATING RESULTS		P. 11
	5.1	Non-GAAP financial measures
	5.2	Business acquisitions
	5.3	Selected annual information
	5.4	Consolidated operating review
	5.5	Segmented operating review
	5.6	Summary of quarterly results
	5.7	Fourth quarter operating results
6.0	FINANCIAL CONDITION		P. 23
7.0	CASH FLOWS		P. 25
8.0	LIQUIDITY AND CAPITAL RESOURCES		P. 26
9.0	LEGAL PROCEEDINGS		P. 29
10.0	OUTLOOK		P. 29
11.0	FINANCIAL RISK MANAGEMENT		P. 29
12.0	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS		P. 34
13.0	ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED		P. 36
14.0	DISCLOSURE CONTROLS AND PROCEDURES		P. 37
15.0	INTERNAL CONTROL OVER FINANCIAL REPORTING		P. 37
16.0	RISKS AND UNCERTAINTIES		P. 38
17.0	DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES		P. 46
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING			P. 50
AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 53
NOTES TO AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS			P. 57

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0	PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

On December 4, 2014, the Company announced that it would be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end is now the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company’s reported results for fiscal 2015 included the15-month transition period from October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis began on January 4, 2016 and ended on January 1, 2017.

This MD&A comments on our operations, financial performance and financial condition as at and for the 12-month fiscal year ended January 1, 2017 (Fiscal 2016) and the 15-month transition period ended January 3, 2016 (Fiscal 2015). All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s audited annual consolidated financial statements for the year ended January 1, 2017 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 24, 2017, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

All earnings per share and share data in this MD&A are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

Additional information about Gildan, including our 2016 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business - Our operations”, “Strategy and objectives”, “Liquidity and capital resources - Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the Alstyle, Peds, and American Apparel acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibers, dyes, and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•	changes to domestic tariffs and international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 4

MANAGEMENT'S DISCUSSION AND ANALYSIS

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

Recent Developments
Acquisition of the American Apparel® brand
On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel) which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of approximately $88 million. The American Apparel® brand will be a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics segment of these markets. Results from the sale of products under the American Apparel® brand will be included in the Printwear segment.

3.1 Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, American Apparel®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds®, and MediPeds® brands. We also distribute some of our sock products through our exclusive U.S. sock license for the Under Armour® brand, and we also market a wide array of products through a global license for the Mossy Oak® brand. Our products are sold in two primary markets, namely the printwear and retail markets. We distribute our products in printwear markets in the U.S., Canada, Mexico, Europe, Asia-Pacific, and Latin America. In retail markets, we sell our products to a broad spectrum of retailers primarily in the U.S. and Canada and we also manufacture for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of our customers in the markets that we serve. With over 48,000 employees worldwide we operate with a strong commitment to industry-leading labour and environmental practices throughout our supply chain in accordance with our comprehensive corporate social responsibility program which is embedded in the Company's long-term business strategy.

3.2 Our operating segments
The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results, and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 5

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific, and Latin America. Through our Printwear segment, we sell mainly undecorated activewear products (blanks) primarily to wholesale distributors who sell our products to screenprinters, advertising specialty distributors, and embroiderers, who in turn decorate the products with designs and logos and sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group, and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products
Gildan® Gildan Performance® Anvil® Comfort Colors®(1) American Apparel® Alstyle®(1) New Balance®(2)	Activewear: T-shirts, fleece, sport shirts
(1) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(2) Under license agreement for distribution rights in the U.S. and Canada.

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear, and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our Company-owned and licensed brands. Although the main focus of the Company’s growth strategy is the continued development of its Company-owned and licensed brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of targeted global athletic and lifestyle brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

GILDAN 2016 REPORT TO SHAREHOLDERS P. 6

MANAGEMENT'S DISCUSSION AND ANALYSIS

Brand	Primary products	Retail distribution channels
Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum® (1)	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G® (1)	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe®	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (2)	Athletic socks	Sports specialty, national chains, department stores
Mossy Oak® (3)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret® (1)	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks® (1)	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus® (1)	Legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot® (1)	Legwear, foot solutions/socks	Food and drug
Secret Silky®	Sheer/pantyhose	Food and drug
Peds®	Socks, sheer/pantyhose, legwear	Mass-market, footwear
MediPeds®	Legwear, foot solutions/socks	Mass-market
(1) Gildan Platinum®, G®, and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Under license agreement for socks only - with exclusive distribution rights in the U.S.
(3) Under license agreement - with worldwide distribution rights and exclusivity for certain product categories.

3.3 Our operations
3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibers into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments primarily at sewing facilities which we operate in owned or leased premises. We also use third party sewing contractors, although to a lesser extent, to satisfy some of our sewing requirements. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knits the entire sock with a seamless toe closing operation. Our manufacturing facilities for sheer hosiery include knitting, dyeing, and packaging capabilities.

All of our yarn-spinning operations, which include five facilities, are in the United States where we manufacture the majority of the yarn used to produce our products. We also use third party yarn-spinning suppliers, primarily in the United States to satisfy the remainder of our yarn requirements. Our largest manufacturing hub is in Honduras, Central America, strategically located to efficiently serve the quick replenishment requirements of our markets. In Honduras we have textile, sock, and sewing operations. We operate three large-scale, vertically-integrated textile facilities at our Rio Nance complex in Honduras and we are currently developing an additional facility. We also own and operate another vertically-integrated textile facility

GILDAN 2016 REPORT TO SHAREHOLDERS P. 7

MANAGEMENT'S DISCUSSION AND ANALYSIS

in Honduras outside the Rio Nance complex. The majority of our sock production is also produced at our Rio Nance complex in two sock manufacturing facilities. With the acquisition of Peds in 2016, we now also own and operate a sock manufacturing facility in Hildebran, NC. The majority of the cut goods produced in the textile facilities in Central America are assembled in our sewing facilities located in Honduras and Nicaragua, mainly in leased premises. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. In the Caribbean Basin we operate a large-scale, vertically-integrated textile facility and two sewing facilities in the Dominican Republic, and also use dedicated third-party sewing contractors in Haiti. We also have a manufacturing hub in Mexico where we operate a large integrated textile, sewing, and distribution facility, as well as cut and sew facilities, which were acquired in 2016 as part of the Alstyle acquisition, as described in section 5.2 of this MD&A. We have increased capacity utilization at the Alstyle facility, with the capability to significantly expand the facility’s textile production capacity for basics going forward. In Bangladesh we own and operate a smaller vertically-integrated manufacturing facility for the production of activewear dedicated primarily to servicing international markets. Garment dyeing operations are conducted in Honduras and also out of a small garment dyeing facility in the U.S. Sheer hosiery manufacturing is located in a facility in Canada. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities		■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC - (2 facilities) ■ Mocksville, NC
Textile facilities			■ Honduras (4 facilities)	■ Dominican Republic	■ Agua Prieta	■ Bangladesh
Garment dyeing facility		■ New Bedford, MA	■ Honduras
Sewing facilities(1)			■ Honduras (4 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Ensenada ■ Hermosillo ■ Agua Prieta	■ Bangladesh
Sock / Sheer manufacturing facilities	■ Montreal, QC	■ Hildebran, NC	■ Honduras (2 facilities)
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics for each of their respective operating segments.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, NC. We also have distribution centres in Honduras and in Mexico. In addition, we have leased distribution facilities primarily in the U.S. west coast, and we also use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, South Carolina at the same location as our primary distribution centre servicing our retail customers. We also service some of our customers through our distribution centre in Honduras. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina, and Canada. We also operate retail stores located in outlet malls throughout the Eastern United States.

3.3.3 Employees and corporate office
We currently employ over 48,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 8

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.4 Competitive environment

The markets for our products are highly competitive and we compete with domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Among our competitive strengths is our expertise in designing, constructing, and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. This skill set and the continued significant capital investment we have made in our own vertically-integrated manufacturing infrastructure, which has surpassed industry average levels of investment, allow us to operate efficiently, remain cost-competitive, maintain consistent product quality, and provide a reliable supply chain with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in marketing and advertising. Recognition for our high standards of environmental and social responsibility practices is also an important competitive advantage, particularly as this area is becoming an increasingly important consideration for our customers.

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), which are both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Delta Apparel Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source products for these brands primarily from Asian and other manufacturers.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 9

MANAGEMENT'S DISCUSSION AND ANALYSIS

4.0 STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1 Continue to pursue additional printwear market penetration and opportunities

We intend to continue to leverage our vertical manufacturing platform, cost advantage, and distributor reach to continue to grow in the North American printwear market, including the faster-growing fashion basics and sports performance categories where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions. In the basics category, we market our products under the Gildan® brand, the leading brand in this category, and the Alstyle® brand which we acquired in 2016. In the fashion basics segment, we market our products under the Anvil® brand featuring a more contemporary line of ring-spun products incorporating more fashion-oriented styles. We also sell products under the Comfort Colors® brand featuring garment-dyed activewear products allowing us to achieve a worn-in and weathered look and a soft and comfortable feel. On February 8, 2017, we added the American Apparel® brand to our portfolio of brands to enhance our positioning within the fashion basics segment of the printwear market. In the sports performance category, we market our products under our Gildan Performance® brand, featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand. We are pursuing growth with new product introductions, including softer fabrics and blends, and expanding our global product offering in performance garments, ladies styles, sport shirts, and workwear.

We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific, and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution, and by leveraging our brands.

2016 highlights

•
On May 26, 2016, we acquired Alstyle Apparel, LLC and its subsidiaries (Alstyle) and added the Alstyle® brand as part of our basics product offering. The acquisition expanded Gildan's penetration in printwear markets in the U.S., particularly in the Western U.S. where Alstyle has a strong presence. It also broadened distribution in Canada and Mexico. As part of the acquisition, Gildan gained manufacturing operations in Mexico which are expected to enhance Gildan’s competitive positioning in the Mexican printwear and retail markets. Further, Alstyle's manufacturing operations provide additional textile capacity to support further sales growth and offer the opportunity to leverage preferential trade agreements which provide duty-free access to markets in South America.

•	During 2016, we achieved double digit unit sales volume growth in fashion and performance basics, as well as in international printwear markets.

4.2 Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model, and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing, and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks, sheer hosiery, legwear, and shapewear products. Although we are primarily focused on further developing our Company-owned and licensed brands, we are also building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

2016 highlights

•
The Branded Apparel business drove market share expansion in Gildan® branded men's socks and underwear and achieved improved in-store placement for Gildan® branded men's underwear. Gildan® brand market share for the quarter ended December 31, 2016 in the men's underwear category was 9.2%, up 210 basis points compared to the same period last year. In the men's sock category, the Gildan® brand moved into the number one position in this category during 2016 and market share for the fourth quarter was 22.1%, up 220 basis points compared to the corresponding quarter in 2015.

•
In August 2016, we acquired 100% of the equity interest of Peds Legwear Inc. (Peds), a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds®

GILDAN 2016 REPORT TO SHAREHOLDERS P. 10

MANAGEMENT'S DISCUSSION AND ANALYSIS

and MediPeds® brands and by extending these brands into Gildan's other product categories. In addition, Peds distribution into the footwear channel provides broader access in this channel for Gildan's brands and product portfolio.

4.3 Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement.

2016 highlights

•	We essentially completed the ramp up of our largest new yarn-spinning facility for the production of ring-spun yarn in Mocksville, NC.

•	During 2016, the Company continued to generate cost reductions from its capital investments in yarn-spinning and other capital projects.

•
With the acquisition of Alstyle in 2016, we acquired manufacturing operations in Mexico. We are targeting to achieve synergies as we align production operations at Alstyle's manufacturing facilities in Mexico with Gildan's standardized manufacturing processes, and through the optimization of capacity. Further, the existing large textile facility in Mexico provides the opportunity to develop additional capacity at a lower rate of capital spending.

4.4 Utilize free cash flow and balance sheet strength to enhance sales and earnings growth and shareholder returns

We have established a capital allocation framework intended to enhance sales and earnings growth and shareholder returns. Beyond our dividend, our first priority for the use of free cash flow and debt financing capacity is completing complementary strategic acquisitions which meet our criteria. We have developed criteria in evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital. Beyond dividends and acquisitions, when appropriate, we intend to use excess cash to repurchase shares. The Company has set forth a net debt leverage target ratio of one to two times adjusted EBITDA which it believes will provide an efficient capital structure and allow it to execute on all of its capital allocation priorities within this framework.

2016 highlights

•	As discussed in the “Strategy and Objectives” section of this MD&A under sections 4.1 and 4.2, the Company completed two acquisitions during 2016.

•	During the second quarter of 2016, the Company raised $600 million of long-term debt in order to support its net debt leverage target of one to two times adjusted EBITDA.

•
During 2016, the Company generated close to $400 million in free cash flow and returned $470 million to shareholders through dividends and share repurchases. At the end of 2016 the Company's net debt leverage ratio was 1.0 times adjusted EBITDA.

•	On February 22, 2017, the Board of Directors approved a 20% increase in the amount of the quarterly dividend compared to the dividend of the prior quarter.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of this MD&A.

5.0 OPERATING RESULTS
As discussed in section 1.0 of this MD&A, the Company changed its year end in fiscal 2015 to the Sunday closest to December 31, rather than the first Sunday following September 28. This MD&A comments on our operations, financial performance and financial condition as at and for the 12-month fiscal year ended January 1, 2017 (Fiscal 2016) and the 15-month transition period ended January 3, 2016 (Fiscal 2015). Fiscal 2014 refers to the 12-month fiscal year ended October 5, 2014.
5.1 Non-GAAP financial measures
We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS,

GILDAN 2016 REPORT TO SHAREHOLDERS P. 11

MANAGEMENT'S DISCUSSION AND ANALYSIS

adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, net indebtedness (cash in excess of total indebtedness), and net debt leverage ratio to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 17.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business acquisitions
We completed two business acquisition in fiscal 2016, and one in fiscal 2015, which are described below. The Company accounted for these acquisitions using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of each acquisition have been consolidated with those of the Company from the respective dates of acquisition. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at the time of acquisition. Please refer to note 5 to the 2016 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the dates of acquisitions.

5.2.1 Peds
On August 22, 2016, the Company acquired a 100% interest in Peds for total consideration of $51.9 million (net of cash acquired and income tax liabilities assumed), of which $47.9 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Excluding the income tax liabilities and certain non-operational liabilities assumed, the gross consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

The audited annual consolidated financial statements for the fiscal year ended January 1, 2017 include the results of Peds from August 22, 2016 to January 1, 2017. The results of Peds are included in the Branded Apparel segment.

5.2.2 Alstyle
On May 26, 2016, the Company acquired a 100% interest in Alstyle for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle® brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the U.S., Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The audited annual consolidated financial statements for the fiscal year ended January 1, 2017 include the results of Alstyle from May 26, 2016 to January 1, 2017. The results of Alstyle are included in the Printwear segment.

5.2.3 Comfort Colors
On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 12

MANAGEMENT'S DISCUSSION AND ANALYSIS

The audited annual consolidated financial statements for the 15-month fiscal period ended January 3, 2016 include the results of Comfort Colors from March 2, 2015 to January 3, 2016. The results of Comfort Colors are included in the Printwear segment.

5.3 Selected annual information

(in $ millions, except per share amounts or otherwise indicated)				Variation 2016-2015		Variation 2015-2014
	2016	2015	2014	$	%	$	%
	(15 months)
Net sales	2,585.1	2,959.2	2,360.0	(374.1)	(12.6)%	599.2	25.4%
Gross profit	719.7	730.1	658.7	(10.4)	(1.4)%	71.4	10.8%
SG&A expenses	336.4	388.0	286.0	(51.6)	(13.3)%	102.0	35.7%
Restructuring and acquisition-related costs	11.7	14.9	3.2	(3.2)	(21.5)%	11.7	n.m.
Operating income	371.5	327.2	369.4	44.3	13.5%	(42.2)	(11.4)%
Adjusted operating income(1)	383.2	342.1	372.6	41.1	12.0%	(30.5)	(8.2)%
Adjusted EBITDA(1)	523.8	488.5	468.3	35.3	7.2%	20.2	4.3%
Financial expenses	19.7	17.8	2.9	1.9	10.7%	14.9	n.m.
Income tax expense	5.2	4.5	7.0	0.7	15.6%	(2.5)	(35.7)%
Net earnings	346.6	304.9	359.6	41.7	13.7%	(54.7)	(15.2)%
Adjusted net earnings(1)	356.3	317.8	362.0	38.5	12.1%	(44.2)	(12.2)%
Basic EPS	1.47	1.26	1.48	0.21	16.7%	(0.22)	(14.9)%
Diluted EPS	1.47	1.25	1.46	0.22	17.6%	(0.21)	(14.4)%
Adjusted diluted EPS(1)	1.51	1.30	1.47	0.21	16.2%	(0.17)	(11.6)%
Gross margin	27.8%	24.7%	27.9%	n/a	3.1 pp	n/a	(3.2) pp
SG&A expenses as a percentage of sales	13.0%	13.1%	12.1%	n/a	(0.1) pp	n/a	1.0 pp
Operating margin	14.4%	11.1%	15.7%	n/a	3.3 pp	n/a	(4.6) pp
Adjusted operating margin (1)	14.8%	11.6%	15.8%	n/a	3.2 pp	n/a	(4.2) pp
Total assets	2,990.1	2,834.3	2,593.0	155.8	5.5%	241.3	9.3%
Total non-current financial liabilities	600.0	380.9	163.0	219.1	57.5%	217.9	133.7%
Annual cash dividends declared per common share	0.312	0.325	0.216	(0.013)	(4.0)%	0.109	50.5%
n.m. = not meaningful
n/a = not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.4 Consolidated operating review
5.4.1 Net sales

(in $ millions)				Variation 2016-2015		Variation 2015-2014
	2016	2015	2014	$	%	$	%
	(15 months)
Segmented net sales
Printwear	1,651.1	1,794.8	1,559.5	(143.7)	(8.0)%	235.3	15.1%
Branded Apparel	934.0	1,164.5	800.4	(230.5)	(19.8)%	364.1	45.5%
Total net sales	2,585.1	2,959.3	2,359.9	(374.2)	(12.6)%	599.4	25.4%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2016 compared to Fiscal 2015
The $374 million decrease in net sales was mainly due to the inclusion of three additional months of sales in fiscal 2015, which was a 15-month transition period due to the Company's change in fiscal year end. On a calendar year basis, net sales for 2016 were up $16.5 million compared to same period last year due to the approximate $119 million impact of the Alstyle and Peds acquisitions, the benefit of positive point of sales (POS) growth in Printwear, and organic sales growth in Branded Apparel excluding the exit of private label programs. The impact of these positive factors more than offset lower Printwear net selling prices, lower retailer inventory replenishment, the non-recurrence of distributor inventory re-stocking in 2015 and the planned exit of approximately $65 million in retailer private label programs combined with unfavourable foreign currency exchange and product-mix.

Net sales for fiscal 2016 were essentially in line with the Company’s previous sales guidance of approximately $2.6 billion, provided on November 3, 2016, with Branded Apparel sales impacted by retailer inventory reductions in the fourth quarter.

Fiscal 2015 compared to Fiscal 2014
The increase in consolidated net sales for the 15-month transition period ended January 3, 2016 compared to fiscal 2014 was primarily attributable to an additional three months of sales included in fiscal 2015 amounting to $543.8 million. Excluding this impact, the remaining increase in sales in fiscal 2015 compared to fiscal 2014 was mainly due to higher sales in Branded Apparel, including the acquisition of Doris Inc. (Doris), partially offset by lower net sales in Printwear. Despite higher unit sales volumes in Printwear, including the impact of the acquisition of Comfort Colors, Printwear net sales declined due to lower net selling prices, including a $48 million distributor inventory devaluation discount in the first quarter of fiscal 2015, and the decline in the value of foreign currencies relative to the U.S. dollar. Excluding the impact of the extra quarter, the acquisitions of Doris and Comfort Colors contributed incremental year-over-year sales of approximately $95 million, taking into account that the acquisitions of Doris and Comfort Colors occurred on July 7, 2014 and March 2, 2015, respectively.

5.4.2 Gross profit

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
Gross profit	719.7	730.1	658.7	(10.4)	71.4
Gross margin	27.8%	24.7%	27.9%	3.1 pp	(3.2) pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Consolidated gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

Fiscal 2016 compared to fiscal 2015
Gross margin increased by 310 basis points in fiscal 2016, mainly due to significantly lower margin realized during the fiscal quarter ended January 4, 2015, which was the first of the five fiscal quarters in fiscal 2015. The low gross margin of 11.0% in that quarter was primarily due to a $48 million distributor inventory devaluation discount and the impact of consuming high-cost inventories relating to the integration of new retail programs in fiscal 2014. The gross margin in the first fiscal quarter of 2015 accounted for 210 basis points of the 310 basis point improvement in gross margin in 2016 compared to fiscal 2015. The remaining 100 basis point increase, which reflects the increase in gross margin on a calendar year basis, was due to lower raw material costs and the benefit of manufacturing cost savings in fiscal 2016, partially offset by the impact of lower net selling prices and unfavourable foreign currency exchange.

Fiscal 2015 compared to fiscal 2014
Gross margins decreased by 320 basis points in fiscal 2015 mainly due to lower Printwear net selling prices, including the distributor inventory devaluation discount in the first quarter of fiscal 2015, the consumption of high-cost inventories in the first six months of fiscal 2015 which included transitional manufacturing costs related to the integration of new retail programs during fiscal 2014, the effect of the decline in international currencies relative to the U.S. dollar, and unfavourable product-mix. The negative impact of these factors was partially offset by lower manufacturing costs mainly related to cost savings from our investments in new yarn-spinning and other capital projects and lower cotton and purchased input costs. As explained

GILDAN 2016 REPORT TO SHAREHOLDERS P. 14

MANAGEMENT'S DISCUSSION AND ANALYSIS

in section 5.6.1 in this MD&A, gross margins in the first nine months of fiscal 2015 reflected the misalignment between the timing of lower Printwear net selling prices and the benefit of lower manufacturing and cotton costs. Gross margins for the fifth quarter of fiscal 2015 were 240 basis points higher than the first 12 months of fiscal 2015, mainly due to sequentially lower cotton costs.

5.4.3 Selling, general and administrative expenses

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
SG&A expenses	336.4	388.0	286.0	(51.6)	102.0
SG&A expenses as a percentage of sales	13.0%	13.1%	12.1%	(0.1) pp	1.0 pp
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2016 compared to fiscal 2015
The decrease in selling, general and administrative expenses (SG&A) in fiscal 2016 compared to fiscal 2015 was mainly due to the additional three months of expenses included in fiscal 2015. On a calendar year basis, SG&A expenses in 2016 increased by $28 million compared to 2015 mainly due to the Alstyle and Peds acquisitions in 2016 and higher variable compensation expenses. Although SG&A expenses as a percentage of sales in fiscal 2016 were essentially flat compared to the 2015 15-month transition period, the SG&A percentage for fiscal 2015 included the impact of an abnormally high SG&A percentage in the first of the five fiscal quarters due to the low level of Printwear net sales in that quarter, which accounted for 110 basis points of SG&A expenses for the 15-month period. On a calendar year basis, SG&A expenses as a percentage of net sales increased by 100 basis points in 2016 compared to the same period in 2015, mainly attributable to lower organic sales, and higher variable compensation expenses, partially offset by the favourable impact of the weaker Canadian dollar on head office expenses.

Fiscal 2015 compared to fiscal 2014
The increase in selling, general and administrative (SG&A) expenses for the 15-month transition period ended January 3, 2016 compared to fiscal 2014 was mainly due to an additional three months of expenses included in fiscal 2015, the impact of the acquisitions of Doris and Comfort Colors, increased advertising and marketing expenses, higher legal and professional fees, and higher volume-driven distribution expenses, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses for the 15-month transition period ended January 3, 2016 were 13.1%, up from 12.1% in fiscal 2014 mainly due to the decline in Printwear sales in the first quarter of fiscal 2015, which included the distributor inventory devaluation discount, higher marketing and advertising expenses in Branded Apparel and the impact of the Doris acquisition.

5.4.4 Restructuring and acquisition-related costs

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
Employee termination and benefit costs	5.0	5.0	0.5	—	4.5
Loss on settlement on wind-up of defined benefit pension plan	—	—	1.9	—	(1.9)
Exit, relocation and other costs	7.9	8.5	0.4	(0.6)	8.1
Loss on disposal of PPE related to exit activities	1.1	0.2	—	0.9	0.2
Loss (gain) on disposal or transfer of assets held for sale	0.6	(1.0)	(0.3)	1.6	(0.7)
Remeasurement of contingent consideration in connection with a business acquisition	(6.2)	1.1	—	(7.3)	1.1
Acquisition-related transaction costs	3.3	1.1	0.8	2.2	0.3
Restructuring and acquisition-related costs	11.7	14.9	3.3	(3.2)	11.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 15

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring and acquisition-related costs in fiscal 2016 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the more recent Alstyle and Peds acquisitions, the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy. Restructuring and acquisition-related costs also included transaction costs related to the acquisitions of Alstyle and Peds. Restructuring and acquisition-related costs were partially offset by a gain on the re-measurement of the fair value of contingent consideration in connection with the Doris acquisition as described in note 14(a) to the audited annual consolidated financial statements for the year ended January 1, 2017.

Restructuring and acquisition-related costs in fiscal 2015 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also included transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

Restructuring and acquisition-related costs in fiscal 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the former Gold Toe defined benefit pension plan, and transaction costs incurred in connection with the acquisition of the operating assets of Doris.

5.4.5 Operating income and adjusted operating income

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
Operating income	371.5	327.2	369.4	44.3	(42.2)
Adjustment for:
Restructuring and acquisition-related costs	11.7	14.9	3.2	(3.2)	11.7
Adjusted operating income(1)	383.2	342.1	372.6	41.1	(30.5)
Operating margin	14.4%	11.1%	15.7%	3.3 pp	(4.6) pp
Adjusted operating margin(1)	14.8%	11.6%	15.8%	3.2 pp	(4.2) pp
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2016 compared to fiscal 2015
Operating income in fiscal 2016 increased by $44.3 million compared to the 2015 15-month transition period due mainly to an operating loss of $40.3 million incurred in the first of five fiscal quarters of 2015. On a calendar year basis, operating income in 2016 reflected a slight increase of $4.0 million compared to the same period in 2015, as higher gross profit was essentially offset by higher SG&A expenses. Operating margin of 14.4% in fiscal 2016 was up from 11.1% in the 2015 15-month transition period. The comparable period was impacted by the $40.3 million operating loss in the first of five fiscal quarters of 2015. On a calendar year basis, operating margin in 2016 was 14.4%, essentially at the same level of the 14.3% operating margin in 2015.

Fiscal 2015 compared to fiscal 2014
Operating income in fiscal 2015 declined compared to fiscal 2014 despite an additional three months of operating income amounting to $70.7 million included in fiscal 2015. Excluding the impact of the additional three months of operating results in fiscal 2015, operating income decreased by $112.9 million compared to fiscal 2014 due to lower operating margins primarily as a result of the strategic pricing actions in Printwear taken in December 2014 which contributed to the net operating loss in the first fiscal quarter of 2015 and a misalignment of the timing between Printwear selling price reductions and cost reductions as noted in section 5.4.2 of this MD&A. In addition, Branded Apparel operating margins were down compared to fiscal 2014 due to the consumption of high-cost inventories in the first six months of fiscal 2015 and higher marketing and advertising expenses in fiscal 2015 compared to last year. The decline in operating income also reflected higher restructuring and acquisition-related costs compared to fiscal 2014.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 16

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.6 Financial expenses, net

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
Interest expense on financial liabilities recorded at amortized cost	12.6	8.6	2.1	4.0	6.5
Bank and other financial charges	6.3	4.7	3.3	1.6	1.4
Interest accretion on discounted provisions	0.3	0.4	0.3	(0.1)	0.1
Foreign exchange loss (gain)	0.4	4.0	(2.8)	(3.6)	6.8
Financial expenses, net	19.6	17.7	2.9	1.9	14.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2016 compared to fiscal 2015
The increase in net financial expenses in fiscal 2016 was due to higher interest expense as a result of higher borrowing levels and higher effective interest rates on our long-term debt. In addition, higher bank and other financial charges were due to the amortization of financing fees incurred in connection with the new debt issuances in fiscal 2016, and discount fees related to the sales of trade accounts receivables. These factors were partially offset by the impact of the additional three months included in fiscal 2015, and lower foreign exchange losses in calendar 2016 compared to same period last year.

Fiscal 2015 compared to fiscal 2014
The increase in net financial expenses in fiscal 2015 compared to fiscal 2014 was due to higher interest expense, as a result of higher borrowing levels from our revolving long-term bank credit facility and the impact of an additional three months in fiscal 2015. In addition, the Company incurred a foreign exchange loss in fiscal 2015 mainly due to the unfavourable revaluation of net monetary assets denominated in foreign currencies, compared to a foreign exchange gain in fiscal 2014.

5.4.7 Income taxes
The Company’s average effective tax rate, including and excluding the impact of restructuring and acquisition-related costs, is calculated as follows:

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
Earnings before income taxes	351.8	309.4	366.5	42.4	(57.1)
Income tax expense	5.2	4.5	7.0	0.7	(2.5)
Average effective income tax rate	1.5%	1.5%	1.9%	0.0 pp	(0.4) pp
Earnings before income taxes and restructuring and acquisition-related costs	363.6	324.3	369.8	39.3	(45.5)
Income tax expense excluding tax recoveries on restructuring and acquisition-related costs(1)	7.2	6.5	7.8	0.7	(1.3)
Average effective income tax rate, excluding the impact of restructuring and acquisition-related costs	2.0%	2.0%	2.1%	0.0 pp	(0.1) pp
(1) Tax recoveries on restructuring and acquisition-related costs are presented in the reconciliation of net earnings to adjusted net earnings in section 5.4.8 in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2016 compared to fiscal 2015
The income tax expense and average effective income tax rate for fiscal 2016 are comparable to the respective amounts for fiscal 2015. The income tax expense for both years is net of tax recoveries and adjustments related to prior taxation years of $4.8 million for fiscal 2016 and $5.1 million for fiscal 2015, and an income tax recovery of $2.0 million related to restructuring and acquisition-related costs for both years. The average effective tax rate for fiscal 2016, excluding the impact of restructuring and acquisition-related costs, was 2.0%, compared to the Company’s previously forecasted effective tax rate of 5%. The lower than anticipated average effective tax rate was mainly due to the lower than expected operating income in Branded Apparel which is subject to a higher effective tax rate, the recognition of favourable tax adjustments in the fourth quarter of

GILDAN 2016 REPORT TO SHAREHOLDERS P. 17

MANAGEMENT'S DISCUSSION AND ANALYSIS

fiscal 2016, including the recognition of a portion of the adjustments relating to prior taxation years, and the recognition of a deferred tax asset to the extent of the acquired deferred tax liabilities resulting from the Peds acquisition.

Fiscal 2015 compared to fiscal 2014
The income tax expense for fiscal 2015 included an income tax recovery of $2.0 million related to restructuring and acquisition-related costs, compared to $0.8 million in fiscal 2014. The average effective income tax rate, excluding the impact of restructuring and acquisition-related costs, was 2.0% in fiscal 2015 compared to 2.1% in fiscal 2014. The income tax expense for fiscal 2015 is net of adjustments related to prior taxation years, and the income tax expense for fiscal 2014 reflected an income tax recovery relating to the recognition of a deferred tax asset to the extent of the acquired deferred tax liabilities resulting from the Doris acquisition.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures

				Variation 2016-2015	Variation 2015-2014
(in $ millions, or otherwise indicated)	2016	2015	2014
		(15 months)
Net earnings	346.6	304.9	359.6	41.7	(54.7)
Adjustments for:
Restructuring and acquisition-related costs	11.7	14.9	3.2	(3.2)	11.7
Income tax recovery on restructuring and acquisition-related costs	(2.0)	(2.0)	(0.8)	—	(1.2)
Adjusted net earnings(1)	356.3	317.8	362.0	38.5	(44.2)
Basic EPS	1.47	1.26	1.48	0.21	(0.22)
Diluted EPS	1.47	1.25	1.46	0.22	(0.21)
Adjusted diluted EPS(1)	1.51	1.30	1.47	0.21	(0.17)
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2016 compared to fiscal 2015
The $41.7 million increase in net earnings and the $38.5 million increase in adjusted net earnings in fiscal 2016 compared to the 2015 15-month transition period was mainly due to the $41.2 million net loss in the first of the five fiscal quarters in 2015. The increase in diluted EPS and adjusted diluted EPS was mainly due to the net loss and adjusted net loss incurred in the first fiscal quarter of 2015, which had a per share impact of $0.17 and $0.15, respectively.

On a calendar year basis, net earnings and adjusted net earnings for 2016 were essentially flat compared to the same period in 2015, as a slightly higher operating income and slightly lower income taxes were offset by higher financial expenses. Adjusted diluted EPS for fiscal 2016 totaled $1.51 per share, up 3.4% compared to adjusted diluted EPS of $1.46 in the 2015 calendar year reflecting the favourable impact of share repurchases under the Company's NCIB during 2016, as discussed in section 8.6 of this MD&A. The Company achieved adjusted diluted EPS for 2016 slightly above its previous guidance of $1.48 to $1.50 provided on November 3, 2016, as the benefit of an income tax recovery in the fourth quarter more than offset the impact of lower than anticipated net sales in Branded Apparel.

Fiscal 2015 compared to fiscal 2014
The decrease in net earnings and adjusted net earnings in fiscal 2015 compared to fiscal 2014 was primarily due to lower operating margins in both operating segments and increased financial expenses, which more than offset the benefit of the inclusion of three additional months of operating results in fiscal 2015 which contributed adjusted net earnings of $0.28 per share.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5 Segmented operating review

(in $ millions, or otherwise indicated)	2016	2015	Variation $	Variation %
		(15 months)
Segmented net sales:
Printwear	1,651.1	1,794.8	(143.7)	(8.0)%
Branded Apparel	934.0	1,164.5	(230.5)	(19.8)%
Total net sales	2,585.1	2,959.3	(374.2)	(12.6)%
Segment operating income:
Printwear	388.1	363.6	24.5	6.7%
Branded Apparel	85.4	91.0	(5.6)	(6.2)%
Total segment operating income	473.5	454.6	18.9	4.2%
Corporate and other(1)	(102.0)	(127.4)	25.4	(19.9)%
Total operating income	371.5	327.2	44.3	13.5%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the financial statements and this summary.

	2016	2015	Variation
		(15 months)
Segment operating margin:
Printwear	23.5%	20.3%	3.2 pp
Branded Apparel	9.1%	7.8%	1.3 pp

5.5.1 Printwear
Net sales
The $143.7 million decrease in Printwear sales in fiscal 2016 compared to fiscal 2015 was mainly due to an additional three months of sales included fiscal 2015. On a calendar year basis, Printwear net sales for fiscal 2016 were up $16.7 million compared to 2015, due to the acquisition of Alstyle effective May 26, 2016 which contributed $88.3 million, continued growth in the performance and fashion basics product segments in the U.S printwear channel, and double digit unit sales volume growth in international printwear markets. These factors were largely offset by lower net selling prices, the impact of unfavourable foreign currency exchange on international sales, and the non-recurrence of distributor inventory re-stocking in 2015.

Operating income
The $25 million increase in Printwear operating income in 2016 compared to the 2015 15-month transition period was mainly due to the $21 million operating loss in Printwear incurred in the first of the five fiscal quarters of 2015, which included the distributor inventory devaluation discount of $48 million. On a calendar year basis, operating income in 2016 was slightly higher compared to the same period in 2015 as the benefit of lower raw material costs, manufacturing cost savings, and higher unit sales volumes including Alstyle were largely offset by lower net selling prices and unfavourable foreign exchange. Printwear operating margins for 2016 were up 320 basis points compared to the 2015 15-month transition period, mainly due to the impact of the operating loss in the first of the five fiscal quarters of 2015. On a calendar year basis, Printwear operating margins were at the same level as 2015 reflecting lower raw material costs and manufacturing cost savings, offset by reduced selling prices and higher SG&A.

5.5.2 Branded Apparel
Net sales
The $231 million decrease in Branded Apparel sales in 2016 compared to fiscal 2015 was mainly due to the additional three months of sales included in the 2015 15-month transition year. On a calendar year basis, Branded Apparel net sales for fiscal 2016 were flat compared to 2015, as the $30.3 million impact of the acquisition of Peds, sales growth from shelf space expansion, and new retail programs were offset by the Company's planned exit in 2016 of private label programs, amounting to approximately $65 million, as well as unfavourable impacts from a weak retail environment throughout the year. Weak retail market conditions contributed to unfavourable product-mix due to softness in the department store and national chain retail channel and tight retailer inventory management.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 19

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income
The $6 million decrease in Branded Apparel operating income in 2016 compared to the 2015 15-month transition period was mainly due to the additional three months of results included in fiscal 2015. On a calendar year basis, Branded Apparel operating income in 2016 was slightly higher compared to the same period in 2015. Branded Apparel operating margin for 2016 was up 130 basis points compared to the 2015 15-month transition period. The increase in operating margin reflected the non-recurrence of the consumption of high-cost opening inventories in the first six months of fiscal 2015 due to transitional manufacturing costs incurred in fiscal 2014. In addition, operating margin in Branded Apparel in 2016 was favourably impacted by lower raw material and other input costs and manufacturing cost savings, partly offset by higher promotional spending and higher SG&A expenses in 2016 compared to the same period in 2015.

5.6 Summary of quarterly results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters in accordance with IFRS. This quarterly information is unaudited and has been prepared on the same basis as the audited annual consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

For the three months ended (in $ millions, except per share amounts)	Jan 1, 2017	Oct 2, 2016 (1)	Jul 3, 2016 (2)	Apr 3, 2016	Jan 3, 2016	Oct 4, 2015	Jul 5, 2015	Apr 5, 2015 (3)

Net sales	587.9	715.0	688.9	593.3	543.8	674.5	714.2	636.2
Net earnings	74.3	114.4	94.7	63.2	67.6	123.1	99.4	56.0
Net earnings per share
Basic(4)	0.32	0.49	0.40	0.26	0.28	0.51	0.41	0.23
Diluted(4)	0.32	0.49	0.40	0.26	0.28	0.50	0.41	0.23
Weighted average number of shares outstanding (in ‘000s)
Basic	231,364	231,924	235,496	242,637	243,183	242,257	241,856	241,360
Diluted	231,855	232,715	236,272	243,355	244,174	244,063	243,809	243,513
(1) Reflects the acquisition of Peds from August 22, 2016.
(2) Reflects the acquisition of Alstyle from May 26, 2016.
(3) Reflects the acquisition of Comfort Colors from March 2, 2015.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season.

Historically, the seasonal sales trends of our business have resulted in fluctuations in our inventory levels throughout the year, in particular a build-up of T-shirt inventory levels in the fourth and first calendar quarters of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas,

GILDAN 2016 REPORT TO SHAREHOLDERS P. 20

MANAGEMENT'S DISCUSSION AND ANALYSIS

and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Peds effective August 22, 2016, the acquisition of Alstyle effective May 26, 2016, and the acquisition of Comfort Colors effective March 2, 2015. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, SG&A expenses and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

During the first of five fiscal quarters in 2015, the Company significantly lowered Printwear net selling prices in North America and applied the benefit of the reduction in selling prices to existing distributor inventories through a distributor inventory devaluation discount of approximately $48 million, which was recorded as a reduction in net sales in the first of five fiscal quarters of 2015. The reduction in selling prices also reflected the decline in the price of cotton futures that occurred in the latter half of 2014, even though the Company only began to benefit from lower cotton costs starting in the third fiscal quarter of 2015. Consequently, the Company reported a significant operating loss for its Printwear segment in the first of five fiscal quarters of 2015 and results for the first nine months of fiscal 2015 reflected the misalignment between the timing of lower Printwear net selling prices and lower manufacturing and cotton costs. In addition, results during the first six months of fiscal 2015 include the negative impact on Branded Apparel margins from the consumption of inventories in cost of sales which included transitional manufacturing costs related to the integration of new retail programs during fiscal 2014.

5.7 Fourth quarter operating results

For the three months ended	January 1, 2017	January 3, 2016
(in $ millions, except per share amounts or otherwise indicated)			Variation $	Variation %

Net sales	587.9	543.8	44.1	8.1%
Gross profit	156.9	144.8	12.1	8.4%
SG&A expenses	86.8	72.8	14.0	19.2%
Restructuring and acquisition-related costs	0.2	1.3	(1.1)	(84.6)%
Operating income	69.8	70.7	(0.9)	(1.3)%
Adjusted operating income(1)	70.0	72.0	(2.0)	(2.8)%
Adjusted EBITDA(1)	102.6	101.7	0.9	0.9%
Financial expenses	5.8	2.4	3.4	141.7%
Income tax expense (recovery)	(10.3)	0.6	(10.9)	n.m.
Net earnings	74.3	67.6	6.7	9.9%
Adjusted net earnings(1)	74.5	68.9	5.6	8.1%
Basic EPS	0.32	0.28	0.04	14.3%
Diluted EPS	0.32	0.28	0.04	14.3%
Adjusted diluted EPS(1)	0.32	0.28	0.04	14.3%
Gross margin	26.7%	26.6%	n/a	0.1 pp
SG&A expenses as a percentage of sales	14.8%	13.4%	n/a	1.4 pp
Operating margin	11.9%	13.0%	n/a	(1.1) pp
Adjusted operating margin(1)	11.9%	13.2%	n/a	(1.3) pp
n.m. = not meaningful
n/a - not applicable
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended	January 1, 2017	January 3, 2016
(in $ millions)			Variation $	Variation %

Segmented net sales:
Printwear	325.8	284.9	40.9	14.4%
Branded Apparel	262.1	258.9	3.2	1.2%
Total net sales	587.9	543.8	44.1	8.1%
Segment operating income:
Printwear	68.6	62.8	5.8	9.2%
Branded Apparel	24.0	31.0	(7.0)	(22.6)%
Total segment operating income	92.6	93.8	(1.2)	(1.3)%
Corporate and other(1)	(22.8)	(23.1)	0.3	(1.3)%
Total operating income	69.8	70.7	(0.9)	(1.3)%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets.

	January 1, 2017	January 3, 2016
For the three months ended			Variation $	Variation %

Segment operating margin:
Printwear	21.0%	22.0%	n/a	(1.0) pp
Branded Apparel	9.1%	12.0%	n/a	(2.9) pp
n/a - not applicable

Consolidated net sales for the fourth quarter of 2016 were up 8.1% compared to the fifth fiscal quarter of 2015 (the corresponding quarter of the prior year) reflecting sales increases of 14.4% in the Printwear segment and 1.2% in Branded Apparel.

Printwear segment sales for the fourth quarter of 2016 grew strongly to $325.8 million, up 14.4% from $284.9 million in the corresponding quarter of 2015. The increase was mainly due to the $30 million sales contribution from the Alstyle acquisition and organic unit sales volume growth driven by strong double digit volume growth in international printwear markets and higher sales of fashion basics. These positive factors were partly offset by lower net selling prices and the impact of unfavourable foreign currency exchange on international sales.

Net sales for the Branded Apparel segment in the quarter were $262.1 million, up 1.2% from $258.9 million in the corresponding quarter of the prior year. Despite a challenging retail environment, the $20 million impact from the Peds acquisition combined with positive point of sales growth during the quarter more than offset the impact of significant retailer inventory destocking and the anticipated impact of the exit of certain private label programs as the Company had previously planned.

Consolidated gross margin in the fourth quarter of 2016 was 26.7%, in line with the corresponding quarter of the prior year, as the benefits from lower raw material and other input costs were largely offset by lower net selling prices.

SG&A expenses as a percentage of sales of 14.8% in the fourth quarter were up from 13.4% compared to the corresponding prior year quarter due primarily to higher marketing and advertising expenses as well as SG&A deleveraging in Branded Apparel due to lower organic sales compared to the fourth calendar quarter of 2015.

Consolidated operating margins and adjusted operating margins in the fourth quarter of 2016 were both 11.9% compared to 13.0% and 13.2%, respectively in the corresponding quarter of 2015.

Operating income in Printwear for the three months ended January 1, 2017 totaled $68.6 million, up 9.2% compared to $62.8 million in the corresponding quarter of 2015. Printwear operating margins for the quarter were 21.0%, down 100 basis points over the prior year due primarily to lower 2016 net selling prices, unfavourable foreign currency exchange, and the short-term dilutive impact on operating margins from the acquisition of Alstyle. These factors were partly offset by the benefit of lower raw material and other input costs.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income in Branded Apparel of $24.0 million in the three months ended January 1, 2017 declined 22.6% compared to $31.0 million in the corresponding quarter last year. Branded Apparel operating margins for the quarter were 9.1% down from 12.0% in the same quarter last year. The operating margin decline was primarily due to re-timed marketing and advertising expenses and SG&A deleveraging resulting from lower organic sales impacted by retailer inventory destocking, partly offset by lower raw material and other input costs.

Consolidated net earnings for the fourth quarter of 2016 totaled $74.3 million or $0.32 per share on a diluted basis for the three months ended January 1, 2017, compared with net earnings of $67.6 million or $0.28 per share for the corresponding quarter of the prior year. Excluding after-tax restructuring and acquisition-related costs of $0.2 million in the quarter and $1.3 million in the corresponding quarter last year, Gildan reported adjusted net earnings of $74.5 million, or $0.32 per share on a diluted basis for the fourth quarter of 2016, up from $68.9 million, or $0.28 per share in the corresponding prior year quarter. The 14.3% increase in adjusted diluted EPS was primarily due to higher gross profit, an income tax recovery in the quarter, and the benefit of share repurchases during the year, partly offset by higher SG&A and financial charges.

6.0 FINANCIAL CONDITION
6.1 Current assets and current liabilities

	January 1, 2017	January 3, 2016
(in $ millions)			Variation

Cash and cash equivalents	38.2	50.7	(12.5)
Trade accounts receivable	277.7	306.1	(28.4)
Inventories	954.9	851.0	103.9
Prepaid expenses, deposits and other current assets	69.7	42.9	26.8
Assets held for sale	—	2.8	(2.8)
Accounts payable and accrued liabilities	(234.1)	(232.3)	(1.8)
Income taxes payable	(1.9)	(1.0)	(0.9)
Total working capital	1,104.5	1,020.2	84.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The decrease in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of the sale of trade accounts receivables related to Branded Apparel to a financial institution as disclosed in note 7 of the audited consolidated financial statements for the year ended January 1, 2017, which more than offset the impact of a higher number of days' sales outstanding due to longer payment terms with a major retailer, and a $30 million increase from the acquisitions of Alstyle and Peds in fiscal 2016.

•
The increase in inventories of $103.9 million was mainly due to the impact of the acquisitions of Alstyle and Peds, which increased inventories by $85 million. Year-end inventories were also slightly higher due to the short term impact of lower than anticipated net sales during fiscal 2016, partially offset by lower manufacturing costs.

•
The increase in prepaid expenses, deposits and other current assets was mainly due to the higher fair value of derivative financial instruments designated as effective hedging instruments, as well as the acquisitions of Alstyle and Peds.

•
The slight increase in accounts payable and accrued liabilities was mainly due to the impact of the Alstyle and Peds acquisitions (including the balance due on the Peds acquisition), mostly offset by the impact of shorter payment terms as a result of increased vertical integration into yarn-spinning.

•
Working capital was $1,104.5 million as at January 1, 2017 compared to $1,020.2 million as at January 3, 2016. The current ratio at the end of fiscal 2016 was 5.7 compared to 5.4 at the end of fiscal 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

6.2 Property, plant and equipment, intangible assets and goodwill

	Property, plant	Intangible
(in $ millions)	and equipment	assets	Goodwill

Balance, January 3, 2016	1,044.4	336.8	190.6
Net capital additions	125.4	4.7	—
Additions through business acquisitions	31.8	34.0	9.6
Other	—	—	1.9
Depreciation and amortization	(124.7)	(21.3)	—
Balance, January 1, 2017	1,076.9	354.2	202.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Additions to property, plant and equipment reflected capital expenditure investments primarily related to textile capacity, including the development of Rio Nance 6 and capacity expansion in Bangladesh, as well as investments in yarn-spinning, including the ramp-up of ring-spun yarn production in the Mocksville, NC facility, and property, plant and equipment acquired in connection with the acquisitions of Alstyle and Peds.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The increase in intangible assets mainly reflects $34.0 million related to the acquisition of Alstyle and Peds, and other capital additions primarily related to software, partially offset by amortization of $21.3 million.

•	The increase in goodwill is mainly due to the goodwill recorded in connection with the acquisitions of Alstyle and Peds.

6.3 Other non-current assets and non-current liabilities

	January 1, 2017	January 3, 2016
(in $ millions)			Variation

Deferred income taxes	1.5	2.8	(1.3)
Other non-current assets	14.9	6.1	8.8

Long-term debt	(600.0)	(375.0)	(225.0)
Other non-current liabilities	(34.6)	(37.6)	3.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The increase in other non-current assets is mainly due to a deposit made in the fourth quarter of fiscal 2016 with respect to the acquisition of the American Apparel brand and other assets, which closed on February 8, 2017.

•
Other non-current liabilities include provisions, employee benefit obligations, and contingent consideration in connection with a business acquisition. The decrease in other non-current liabilities is mainly due to the decrease of contingent consideration in connection with a business acquisition as discussed in section 5.4.4 of this MD&A, partially offset by increases to employee benefit obligations for active employees located in Central America.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

Total assets were $2,990.1 million as at January 1, 2017, compared to $2,834.3 million as at January 3, 2016.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 24

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS
7.1 Cash flows from (used in) operating activities

(in $ millions)	2016	2015	Variation
		(15 months)
Net earnings	346.6	304.9	41.7
Adjustments to reconcile net earnings to cash flows from operating activities(1)	158.4	147.7	10.7
Changes in non-cash working capital balances	32.8	(98.9)	131.7
Cash flows from operating activities	537.8	353.7	184.1
(1) Includes $140.6 million (2015 - $146.4 million) related to depreciation and amortization.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The year-over-year increase in operating cash flows of $184.1 million was mainly due to the impact of higher net earnings, and a decrease in non-cash working capital in fiscal 2016, compared to an increase in non-cash working capital in fiscal 2015, as explained below.

•
Non-cash working capital decreased by $32.8 million during fiscal 2016, compared to an increase of $98.9 million during fiscal 2015. In fiscal 2016, the change in non-cash working capital was due primarily to a decrease in trade accounts receivable, partially offset by increases in inventories and decreases in accounts payable and accrued liabilities, as noted in the "Financial Condition" section of this MD&A. In fiscal 2015, the change in non-cash working capital was due primarily to significant decreases in accounts payable and accrued liabilities, and increases in inventories, partially offset by a decrease in trade accounts receivable. The changes in working capital during fiscal 2015 were largely due to seasonal factors, as fiscal 2015 was a 15-month transition period which began on October 5, 2014 and ended on January 3, 2016.

7.2 Cash flows from (used in) investing activities

(in $ millions)	2016	2015	Variation
		(15 months)
Purchase of property, plant and equipment	(129.4)	(319.4)	190.0
Purchase of intangible assets	(10.8)	(7.5)	(3.3)
Business acquisitions	(163.9)	(103.8)	(60.1)
Proceeds on disposal of assets held for sale and property, plant and equipment	0.8	5.5	(4.7)
Cash flows used in investing activities	(303.3)	(425.2)	121.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
The lower use of cash in investing activities during fiscal 2016 compared to fiscal 2015 reflected lower capital spending mainly due to lower yarn-spinning investments and the impact of an additional three months in fiscal 2015. Cash used in investing activities during fiscal 2016 included $109.5 million for the acquisition of Alstyle, $47.9 million for the acquisition of Peds, and $6.6 million for a deposit relating to the acquisition of the American Apparel brand and other assets, while cash used in investing activities during fiscal 2015 included $103.3 million for the acquisition of Comfort Colors.

•
Capital expenditures during fiscal 2016 are described in section 6.2 of this MD&A, and our projected capital expenditures for the next fiscal year are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

(in $ millions)	2016	2015	Variation
		(15 months)
Cash flows from operating activities	537.9	353.6	184.3
Cash flows used in investing activities	(303.4)	(425.3)	121.9
Adjustment for:
Business acquisitions	163.9	103.8	60.1
Free cash flow(1)	398.4	32.1	366.3
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•	For fiscal 2016, the year-over-year increase in free cash flow of $366.3 million reflected higher operating cash flows and lower capital expenditures.

7.4 Cash flows from (used in) financing activities

(in $ millions)	2016	2015	Variation
		(15 months)
Increase (decrease) in amounts drawn under revolving long-term bank credit facilities	(375.0)	218.0	(593.0)
Proceeds from term loan	300.0	—	300.0
Proceeds from issuance of notes	300.0	—	300.0
Dividends paid	(74.4)	(79.7)	5.3
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4.7)	—	(4.7)
Proceeds from the issuance of shares	2.2	16.0	(13.8)
Repurchase and cancellation of shares	(394.5)	(79.7)	(314.8)
Share repurchases for future settlement of non-Treasury RSUs	—	(15.2)	15.2
Cash flows from (used in) financing activities	(246.4)	59.4	(305.8)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

•
Cash flows from financing activities during fiscal 2016 reflected proceeds of $600.0 million from the term loan and the issuance of the notes, partially offset by a $375.0 million decrease in funds drawn on our long-term bank credit facilities. See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt. The net long-term debt proceeds were used to finance a portion of the repurchase and cancellation of common shares under the normal course issuer bid (NCIB) as discussed in section 8.4 of this MD&A. During fiscal 2015, the $218.0 million increase in amounts drawn under our bank credit facilities was mainly used to finance the acquisition of Comfort Colors and the repurchase and cancellation of common shares under a previous NCIB.

•
The Company paid $74.4 million of dividends during fiscal 2016 for dividends declared in February 2016, May 2016, July 2016, and November 2016. The decrease in dividends paid was as a result of five quarterly dividends paid in fiscal 2015, offset by the impact of the 20% increase in the amount of the quarterly dividend approved on February 23, 2016. The Company paid an aggregate of $79.7 million of dividends during fiscal 2015 for dividends declared in December 2014, February 2015, May 2015, July 2015, and November 2015.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness
Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds in fiscal 2015 and 2016 for the repurchase of shares. We fund our requirements with

GILDAN 2016 REPORT TO SHAREHOLDERS P. 26

MANAGEMENT'S DISCUSSION AND ANALYSIS

cash generated from operations and with funds drawn from our long-term debt facilities. The Company's long-term debt as at January 1, 2017 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
		January 1, 2017	January 3, 2016
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	1.6%	$—	$375,000	April 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	1.5%	—	—	March 2018
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	1.9%	300,000	—	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	—	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	—	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	—	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	—	August 2026
		$600,000	$375,000

(1)	Represents the effective interest rate for the year ended January 1, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $19.0 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(3)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
During July 2016, the Company entered into a Note Purchase Agreement and subsequently issued unsecured notes for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

During fiscal 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to fix the floating rate exposure on certain long term debt agreements. A $50 million 7-year floating-to-fixed interest rate swap maturing in August 2023 is converting the interest rate on the $50 million variable-rate notes payable maturing in August 2023 to an all-in fixed rate of 2.7%, and a $50 million 10-year floating-to-fixed interest rate swap maturing in August 2026 is converting the interest rate on the $50 million variable-rate notes payable maturing in August 2026 to an all-in fixed rate of 2.9%. In addition, $150 million of 5-year floating-to-fixed interest rate swaps maturing in June 2021 are converting the variable-rate LIBOR component of an equivalent portion of the term loan to a fixed rate of 0.96%.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at January 1, 2017.

(in $ millions)	January 1, 2017	January 3, 2016
Long-term debt and total indebtedness(1)	600.0	375.0
Cash and cash equivalents	(38.2)	(50.7)
Net indebtedness(1)	561.8	324.3
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net indebtedness to adjusted EBITDA for the trailing twelve months. Gildan’s net debt leverage ratio as at January 1, 2017 was 1.0 times (0.6 times as at January 3, 2016) which was at the low end of its previously communicated target net debt leverage ratio of one to two times adjusted EBITDA. The Company’s net debt leverage ratio is calculated as follows:

	January 1, 2017	January 3, 2016
(in $ millions)

Adjusted EBITDA for the trailing twelve months	523.8	503.8
Adjustment for:
Business acquisitions	12.5	2.7
Pro-forma adjusted EBITDA for the trailing twelve months	536.3	506.5
Net indebtedness(1)	561.8	324.3
Net debt leverage ratio(1)	1.0	0.6
(1) See section 17.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

For the year ended December 31, 2017, the Company is projecting capital expenditures of approximately $125 million to support future growth, primarily for textile capacity related to the continued development of the Rio Nance 6 facility in Honduras, capacity expansion in Bangladesh, investments in distribution and garment dyeing, as well as sewing capacity expansion to align to increases in textile capacity.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the NCIB discussed in section 8.4 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 17, 2017, there were 230,245,359 common shares issued and outstanding along with 2,532,019 stock options and 249,033 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.3 Declaration of dividend

The Company paid dividends of $74.4 million during the year ended January 1, 2017. On February 22, 2017, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.0935 per share for an expected aggregate payment of $21.5 million which will be paid on April 3, 2017 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 9, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

8.4 Normal course issuer bid

On February 24, 2016, the Company announced the initiation of a normal course issuer bid (NCIB) beginning February 26, 2016 and expiring February 25, 2017, to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. The price paid by Gildan for any common shares was the market price at the time of the acquisition plus brokerage fees, and purchases made under an issuer bid exemption order were at a discount to the prevailing market price in accordance with the terms of the order.

On July 26, 2016, the Company obtained approval from the TSX to amend its NCIB in order to increase the maximum number of common shares that may be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB were amended. During the year ended January 1, 2017, the Company repurchased for cancellation a total of 13,775,248 common shares for a total cost of $394.5 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers.

On February 22, 2017, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. Gildan is authorized to make purchases under the NCIB during the period from February 27, 2017 to February 26, 2018 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 131,732 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2017 is contained in our fourth quarter earnings results press release dated February 23, 2017 under the section entitled “Fiscal 2017 Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

11.0 FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company seeks to manage those risks. The disclosures under this section, in conjunction with the information in note 14 to the 2016 audited annual consolidated financial statements, are designed to meet the requirements of IFRS 7, Financial Instruments: Disclosures, and are therefore incorporated into, and are an integral part of, the 2016 audited annual consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, we formally designate and document the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio.

11.1 Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the seasonality of the Company’s net sales in the Printwear segment, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement entered into during 2016, the Company may continuously sell trade receivables of certain designated customers in the Branded Apparel segment to a third party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade receivables but does not retain any credit risk with respect to any trade receivables that have been sold. All receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position as the sale of the receivables qualify for de-recognition. As at January 1, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $80.5 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2017, subject to annual extensions.

The Company’s credit risk for trade accounts receivable is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors within the Printwear segment and mass-market and other retailers within the Branded Apparel segment. As at January 1, 2017, the Company’s ten largest trade debtors accounted for 60% of trade accounts receivable, of which one wholesale customer within the Printwear segment accounted for 19% and one mass-market retailer within the Branded Apparel segment accounted for 11%, before factoring in the impact of the receivables purchase agreement described above. Of the Company’s top ten trade debtors, four are in the Printwear segment, six are in the Branded Apparel segment and all are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Mexico, Asia-Pacific, and Latin America.

Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Many distributors and other customers in the Printwear segment are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s customers in the Branded Apparel segment varies significantly. Adverse changes in a customer’s financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to

GILDAN 2016 REPORT TO SHAREHOLDERS P. 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Christ Church, Barbados and Charleston, SC. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area and operating segment was as follows as at:

(in $ millions)	January 1, 2017	January 3, 2016

Trade accounts receivable by geographic area:
United States	237.5	264.8
Canada	20.5	19.3
Europe and other	19.7	22.0
Total trade accounts receivable	277.7	306.1
Trade accounts receivable by operating segment:
Printwear	158.1	119.7
Branded Apparel	119.6	186.4
Total trade accounts receivable	277.7	306.1

The aging of trade accounts receivable balances was as follows as at:

(in $ millions)	January 1, 2017	January 3, 2016

Not past due	235.4	213.9
Past due 0-30 days	20.0	63.0
Past due 31-60 days	12.2	14.8
Past due 61-120 days	3.8	14.6
Past due over 121 days	11.9	4.4
Trade accounts receivable	283.3	310.7
Less allowance for doubtful accounts	(5.6)	(4.6)
Total trade accounts receivable	277.7	306.1

11.2 Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. We may also require access to capital markets to support our operations as well as to achieve our strategic plans. Any impediments to our ability to continue to meet the covenants and conditions contained in our long-term debt agreements as well as our ability to access capital markets, or the failure of a financial institution participating in our revolving long-term bank credit facilities, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in note 24 to the 2016 audited annual consolidated financial statements. In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and cash receipts, and the expected timing of capital expenditures. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well

GILDAN 2016 REPORT TO SHAREHOLDERS P. 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.

11.2.1 Off-balance sheet arrangements and maturity analysis of contractual obligations
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, and minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period for the following items as at January 1, 2017.

Carrying		Contractual	Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	amount	cash flows	fiscal year	fiscal years	fiscal years	fiscal years

Accounts payable and accrued
liabilities	234.1	234.1	234.1	—	—	—
Long-term debt(1)	600.0	600.0	—	—	300.0	300.0
Purchase obligations	—	109.9	108.1	1.8	—	—
Operating leases and other obligations	—	183.2	59.3	62.0	25.2	36.7
Total contractual obligations	834.1	1,127.2	401.5	63.8	325.2	336.7
(1) Excluding interest

As disclosed in note 23 to our 2016 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 1, 2017, the maximum potential liability under these guarantees was $53.8 million, of which $10.4 million was for surety bonds and $43.4 million was for financial guarantees and standby letters of credit.

11.3 Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, and Bangladeshi Taka. Significant changes in the Lempira, Dominican Peso, Mexican Peso, Cordoba, or Taka relative to the U.S. dollar exchange rate in the future, may have a significant impact on our operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts, to economically hedge a portion of foreign currency cash flows, with maturities of up to three years. The Company had forward foreign exchange contracts outstanding as at January 1, 2017, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and to buy Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2016 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all foreign exchange hedges. No ineffectiveness was recognized in net earnings as the change in value used for calculating the ineffectiveness of the hedging instruments

GILDAN 2016 REPORT TO SHAREHOLDERS P. 32

MANAGEMENT'S DISCUSSION AND ANALYSIS

was the same as the change in value used for calculating the ineffectiveness of the hedged items. We refer the reader to note 14 to the 2016 audited annual consolidated financial statements for details of these financial derivative contracts and the impact of applying hedge accounting.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at January 1, 2017 arising from financial instruments:

			January 1, 2017
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD

Cash and cash equivalents	2.3	2.2	0.6	3.9	3.8	0.2
Trade accounts receivable	20.6	2.5	2.1	2.8	3.5	1.8
Prepaid expenses, deposits and other current assets	1.6	2.2	—	1.9	0.8	—
Accounts payable and accrued liabilities	(16.5)	(4.2)	(0.3)	(3.2)	(0.9)	—

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) earnings and other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended January 1, 2017
(in U.S. $ millions)	CAD	EUR	GBP	MXN	CNY	AUD

Impact on earnings before income taxes	(0.4)	(0.1)	(0.1)	(0.3)	(0.4)	(0.1)
Impact on other comprehensive income before income taxes	1.3	1.6	1.7	(0.9)	—	0.2

An assumed 5 percent weakening of the U.S. dollar during the year ended January 1, 2017 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

11.4 Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in crude oil and petrochemicals as they influence the cost of polyester fibers which are also used in many of its products. The Company purchases cotton from third party merchants, cotton-based yarn from third party yarn manufacturers, and polyester fibers from third party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases, and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton or polyester fibers would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, including other raw materials we use to manufacture our products such as chemicals, dyestuffs, and trims. We generally purchase these raw materials at market prices.

The Company has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2016, the Company entered into commodity derivative contracts as described in note 14 to the 2016 audited annual consolidated financial statements. The underlying risk of the commodity derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and our purchased cost, we did not experience any significant ineffectiveness on our hedges. We refer the reader to note 14 to the 2016 audited annual consolidated financial statements for details of these derivative contracts and the impact of applying hedge accounting.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

11.5 Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. During fiscal 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to hedge its floating interest rate exposure on a designated portion of certain long term debt agreements, as described in section 8.1 in this MD&A. The interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting.

Based on the value of interest-bearing financial instruments during the year ended January 1, 2017, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $2.4 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our 2016 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history, in order to estimate an

GILDAN 2016 REPORT TO SHAREHOLDERS P. 34

MANAGEMENT'S DISCUSSION AND ANALYSIS

appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as earnings multiples obtained by using market comparables as a reference, and discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes

GILDAN 2016 REPORT TO SHAREHOLDERS P. 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

to the expected expenditures to settle the liability which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies
The Company’s audited consolidated financial statements for fiscal 2016 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2015 audited annual consolidated financial statements, except as noted below.

Share based payment
On July 4, 2016, the Company early adopted the amendments to IFRS 2, Share-based payment, which were issued by the IASB on June 20, 2016, with effect as at January 3, 2016. The amendments clarify how to classify and measure certain types of share-based payment transactions, including share-based payment transactions with a net settlement feature for withholding tax obligations. The adoption of the amendments to IFRS 2 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

Income Taxes
In November 2016, the IFRS Interpretations Committee issued an agenda decision that prohibits the application of guidance in IAS 12, Income Taxes, for non-depreciable property, plant and equipment by analogy, to intangible assets with an indefinite useful life when measuring deferred tax. The agenda decision clarifies that an entity must consider whether the intangible asset with an indefinite useful life is expected to be recovered through use or through sale, or a combination of both. The revised guidance was effective immediately. The impact of the adoption of the revised guidance to IAS 12 is described in note 10 to the audited annual consolidated financial statements for the year ended January 1, 2017.

13.2 New accounting standards and interpretations not yet applied
The following new accounting standards are not effective for the year ended January 1, 2017, and have not been applied in preparing the audited annual consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the adoption of IFRS 15 on the consolidated financial statements, including the transition options. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 15 will have a material impact on the consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 36

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, and expects that the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption of IFRS 16.

14.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators’ National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings and Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of January 1, 2017. For the year ended January 1, 2017, management’s evaluation of the effectiveness of its disclosure controls and procedures excluded the disclosure controls and procedures of the acquired businesses of Alstyle Apparel, LLC (Alstyle) and Peds Legwear, Inc. (Peds), acquired on May 26, 2016 and August 22, 2016, respectively, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended January 1, 2017, to the extent Alstyle's and Peds’ disclosure controls and procedures are subsumed by internal control over financial reporting. The consolidated results of the Company for the year ended January 1, 2017 included net sales of $118.6 million and net earnings of $1.8 million relating to Alstyle's and Peds’ results of operations since they were acquired. Alstyle and Peds accounted for $133.9 million of current assets, $66.1 million of non-current assets, $28.0 million of current liabilities, and $2.4 million of non-current liabilities in the Company’s audited consolidated statement of financial position as at January 1, 2017. Based on that evaluation, which excluded Alstyle's and Peds’ disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 1, 2017.

15.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

15.1 Management’s annual report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer’s certifying officers, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance

GILDAN 2016 REPORT TO SHAREHOLDERS P. 37

MANAGEMENT'S DISCUSSION AND ANALYSIS

with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of January 1, 2017, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). For the year ended January 1, 2017, management’s evaluation of internal control over financial reporting excluded the internal control over financial reporting of the acquired businesses of Alstyle and Peds, acquired on May 22, 2016 and August 22, 2016, respectively, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended January 1, 2017. The consolidated results of the Company for the year ended January 1, 2017 included net sales of $118.6 million and net earnings of $1.8 million relating to Alstyle's and Peds’ results of operations since they were acquired. Alstyle and Peds accounted for $133.9 million of current assets, $66.1 million of non-current assets, $28.0 million of current liabilities, and $2.4 million of non-current liabilities in the Company’s audited consolidated statement of financial position as at January 1, 2017. Based on that evaluation under this framework, which excluded Alstyle's and Peds’ internal control over financial reporting, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of January 1, 2017.

15.2 Attestation report of independent registered public accounting firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of January 1, 2017.

15.3 Changes in internal control over financial reporting
There have been no changes that occurred during the period beginning on October 3, 2016 and ended on January 1, 2017 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections “Financial risk management”, “Critical accounting estimates and judgments”, and those described elsewhere in this MD&A, this section describes the principal risks that could have a material adverse effect on our financial condition, results of operations or business, cash flows or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, which are described in section 4.0 of this MD&A. We may not be able to successfully implement our growth strategy in the future. We may not be successful in increasing our penetration in the North American and international markets as success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. In addition, we may not be successful in further developing our Company-owned brands and obtaining and successfully introducing new programs in the U.S. retail channel, including increasing our sales of underwear and activewear to retailers, or achieving targeted levels of profitability in our Branded Apparel segment. Our opportunities for growth may be limited, and we may lose market share, if we fail to successfully develop new business in new market channels or new geographical markets. As consumers increasingly migrate towards on-line shopping, our future sales may be negatively impacted if we fail to continue to further develop relationships with and effectively service major retailers with on-line capabilities. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our current production or supply

GILDAN 2016 REPORT TO SHAREHOLDERS P. 38

MANAGEMENT'S DISCUSSION AND ANALYSIS

chain or delay the ramp up of new facilities. In addition, we may not be successful in adding new low-cost capacity to support our planned sales growth, in executing on furthering our vertical integration into yarn-spinning, or in achieving targeted manufacturing and distribution cost reductions. Our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest cash flows or distribute cash flows to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.

Our ability to compete effectively
The markets for our products are highly competitive and evolving rapidly. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Consumer brand recognition and appeal are also important factors in the retail market. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated, strategically-located manufacturing hubs which have allowed us to operate efficiently and reduce costs, offer competitive pricing, and a reliable supply chain. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure, and remain competitive in the areas of price, quality, brand appeal, service, and marketing. As noted in section 3.4 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as customers that sell basic apparel products under their own private label brands. Shopping trends are also evolving, including consumers increasingly shopping on e-commerce or on-line platforms. We may be competitively disadvantaged if we fail to continue to secure business with on-line retailers or with existing and new customers that offer on-line platforms to sell products. We may also face increased competition from our customers’ private label brands, including the potential impact of on-line retailers introducing private label brands in basic apparel products. There can be no assurance that the level and intensity of competition will not increase, or that competitors will not improve their competitive position relative to Gildan’s. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, the need for additional customer price incentives and other forms of marketing support to our customers, all of which could have a negative effect on our profitability if we are unable to offset such negative impact with new business or cost reductions. Recently there has been an increasing focus on U.S. domestic manufacturing that has drawn worldwide attention. The current U.S. government administration is encouraging companies to manufacture in the U.S. While a significant proportion of our costs to manufacture our products originate in the United States, the Company also has significant operations outside the U.S. There can be no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, lead to adverse changes in international trade agreements and preference programs that the Company currently relies on, or lead to tax reform in the U.S. that could increase our effective income tax rate. Any of such outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.
Our ability to integrate acquisitions
The Company’s strategic opportunities include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, and result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize expected synergies and other benefits.

We may be negatively impacted by changes in general economic and financial conditions
General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial risk management” in this MD&A.

We rely on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2016 our largest and second largest customers accounted for 18.2% and 12.4% (2015 - 15.7% and 13.1%) of total sales respectively, and our top ten customers accounted for 59.1% (2015 - 56.1%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:

•
a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

GILDAN 2016 REPORT TO SHAREHOLDERS P. 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	a large customer exercises its purchasing power to negotiate lower prices or higher price discounts, or to require Gildan to incur additional service and other costs;

•	further industry consolidation leads to greater customer concentration and competition; and

•	a large customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends
While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and large-scale manufacturing of basic apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends, or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. As discussed under the heading entitled “Commodity risk” in the “Financial risk management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have an negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company’s products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 40

MANAGEMENT'S DISCUSSION AND ANALYSIS

We rely on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands and licensed brands are purchased from a number of third party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh, as described in the section entitled “Our operations” in this MD&A. We also purchase significant volumes of socks from third party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, and earthquakes, and any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, increase our cost of sales and other operating expenses, result in material asset losses, or require additional capital expenditures to be incurred:

•	fires, pandemics, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, tsunamis, typhoons, and earthquakes;

•	political instability, social and labour unrest, war, or terrorism;

•	disruptions in port activities, shipping and freight forwarding services; and

•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Any occurrence not fully covered by insurance could have a negative effect on our business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, competition, taxation, environmental, health and safety, product liability, employment practices, patent and trademark infringement, corporate and securities legislation, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls, remediation costs, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company’s reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our business, results of operations, and financial condition.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations
As a multinational corporation, we are affected by domestic tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products. In order to remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, tariffs, and quotas that could impact our approach to global manufacturing and sourcing and makes adjustments as needed. The United States has implemented several free trade agreements and trade preference programs to enhance trade with certain countries. The Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Caribbean Basin Trade Partnership Act, the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the North American Free Trade Agreement (NAFTA) and the Haitian Hemispheric Opportunity through Partnership Encouragement (HOPE), which allow qualifying textiles and apparel from participating countries duty-free access to the U.S. market. The Company relies on similar arrangements to access the European Union, Canada, and other markets. Changes to trade agreements or trade preference programs that the Company currently relies on may negatively impact our global competitive position. The likelihood that the agreements and preference programs around which we have built our manufacturing supply chain will be modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.

Most trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

In 2015, the United States concluded free trade negotiations with a group of countries under the umbrella of the Trans-Pacific Partnership (TPP). In January 2017, the new Administration in the United States issued a Presidential Memorandum directing the withdrawal of the United States from the TPP agreement. At this point, there is uncertainty as to the future of this agreement. As a result of the U.S. withdrawal from TPP, the remaining countries currently participating in the TPP are Australia, Brunei, Canada, Chile, Mexico, Malaysia, New Zealand, Peru, Singapore, Japan, and Vietnam. Should the TPP agreement or any other new free trade agreement come into force in the future, this may negatively affect our competitive position in the various countries in which we sell our products.

Overall, new agreements or arrangements that further liberalize access to our key developed country markets from countries where our competitors make products could potentially impact our competiveness in those markets negatively. The likelihood that any such agreements, measures or programs will be adopted, modified, repealed, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with any certainty.

The new Administration in the United States has indicated its intention to enter into discussions to renegotiate NAFTA which includes the United States, Canada, and Mexico as participating countries to the agreement. The renegotiation of NAFTA, a U.S. withdrawal from NAFTA, or the movement to a bilateral agreement with Canada that would exclude Mexico could adversely impact the overall competitiveness of products we ship to the U.S. from our Mexican and Canadian manufacturing supply chains.

Furthermore, the imposition of any new domestic tariffs in any of the countries in which we operate may also negatively impact our global competitive position.

On June 23, 2016, the United Kingdom voted to leave the European Union. The Company currently relies upon a number of free trade agreements and trade preference programs between the European Union and the various countries in which we manufacture our products which provide us with duty free access into the commerce of the European Union, including the United Kingdom. Following an exit of the United Kingdom from the European Union, should the United Kingdom fail or delay ratifying identical or similar agreements to the ones in effect in the European Union, this could negatively impact the competitiveness of our supply chain in servicing the United Kingdom.

In addition, the Company is subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates two U.S. foreign trade zones (FTZs). Both FTZs relate to the Company’s primary distribution warehouses in the U.S. The FTZs enhance efficiencies in the customs entry process and allow for the non-application of

GILDAN 2016 REPORT TO SHAREHOLDERS P. 42

MANAGEMENT'S DISCUSSION AND ANALYSIS

duty on certain goods distributed internationally. FTZs are highly regulated operations and while the Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with FTZs, we cannot predict the outcome of any governmental audit or examination of the FTZs.

In recent years, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers and others in the global supply chain. These added requirements can sometimes cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements in order to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, the creation of export licensing requirements, imposition of restrictions on export quantities, or specification of minimum export pricing and/or export prices or duties could potentially have a negative impact on our business. In addition, unilateral and multilateral sanctions and restrictions on dealings with certain countries and persons, which are unpredictable, continue to emerge and evolve in response to international economic and political events, and could impact our trading relationships with vendors or customers.

Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate as the majority of its profits are earned and the majority of its sales, marketing and manufacturing operations are carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company’s financial condition, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company’s overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones and income tax treaties; increases in the proportion of the Company’s overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company’s operations; and changes in the mix of profits between operating segments; or other factors. For example, the Organization for Economic Cooperation and Development (“OECD”), an international association of 34 countries, recently issued recommendations regarding international taxation, which if adopted by and between the tax authorities in the countries in which we operate could result in a material increase in the Company’s overall effective income tax rate.

In the past year, there has been significant momentum in the U.S. for income tax reform. Any significant changes to the current tax rules which govern the manner in which sales and profits are taxed in the U.S., including the implementation of a border adjustment tax which would involve the disallowance of a deduction for the cost of goods imported into the U.S. in arriving at taxable income, could materially increase the effective income tax rate of the Company.

We have not recognized a deferred income tax liability for the undistributed profits of our subsidiaries, as we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at January 1, 2017, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $71 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company’s overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company’s assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management’s assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

Compliance with environmental, health, and safety regulations
We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the different jurisdictions in which we operate, concerning, among other things, wastewater discharges, air emissions, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are recycled, repurposed, or disposed of by licensed waste management companies. Through our Corporate Environmental Policy, Environmental Code of Practice and Environmental Management System, we seek not only to comply with applicable laws and regulations, but also to reduce our environmental footprint through waste prevention, recovery, and treatment. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for past failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined. In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have an adverse effect on our business, results of operation, or financial condition.

During fiscal 2013, Gildan was notified that a subsidiary of Gold Toe Moretz, a company that we acquired in fiscal 2011, was identified as one of numerous “potentially responsible parties” at a certain waste disposal site undergoing an investigation by the Pennsylvania Department of Environmental Protection under the Pennsylvania Hazardous Sites Cleanup Act and the Solid Waste Management Act. As a result of activities alleged to have occurred during the 1980’s, Gildan could be liable to contribute to the costs of any investigation or cleanup action which the site may require, although to date we have insufficient information from the authorities as to the potential costs of the investigation and cleanup to reasonably estimate Gildan’s share of liability for any such costs, if any.

Compliance with product safety regulation
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and rules and regulations promulgated pursuant to these statutes. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in child care articles, including plasticized components of children’s sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in the various individual states in which our products are sold.
In Canada, we are subject to similar laws and regulations, the most significant of which are the Hazardous Products Act and the Canada Consumer Product Safety Act (the “CCPSA”), which applies to manufacturers, importers, distributors, advertisers, and retailers of consumer products.
In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.

We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ over 48,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside of Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Some of our employees are members of labour organizations. The Company is party to collective bargaining agreements at three of its sewing facilities in Nicaragua and one sewing facility in Honduras. In connection with its textile operations in the Dominican Republic, the Company was previously a party to a collective bargaining agreement with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. The collective bargaining agreement was terminated in February 2011 upon the mutual consent of the Company and the union, although the union is still claiming to represent a majority of the factory workers. A second union is also claiming that it represents the majority of the workers at the plant and the matter is now before the Dominican Republic Labor Court. Notwithstanding the termination of the agreement, the Company is continuing to provide all of the benefits to the employees covered by the original agreement. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors’ facilities, this could negatively affect the productivity and cost structure of the Company’s manufacturing operations.

We may experience negative publicity as a result of actual, alleged or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
We are committed to ensuring that all of our operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation and result in a loss of sales.

We may be negatively impacted by changes in third party licensing arrangements and licensed brands
A number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, under contractual licensing relationships that are subject to periodic renewal. Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, negatively affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behaviour with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, negatively affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising, legal, and other related costs. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be negatively affected.

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative

GILDAN 2016 REPORT TO SHAREHOLDERS P. 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations
We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are in the process of upgrading our ERP system to the current release. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters or other causes, or in connection with the implementation of the upgrade to our ERP system. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

We may be negatively impacted by data security and privacy breaches
Our business involves the regular collection and use of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability. Furthermore, an information technology system failure or non-availability, cyber-attack, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, or contractual penalties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work on increased awareness and enhanced protections against cyber security threats. However, given the highly evolving nature and sophistication of these security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats and disruptions may not be fully insured or indemnified by other means.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people, and other personnel. We may not be able to attract or retain these employees, which could negatively affect our business.

17.0    Definition and Reconciliation of Non-GAAP Financial Measures
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 46

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended
(in $ millions, except per share amounts)	January 1, 2017	January 3, 2016	2016	2015
				(15 months)
Net earnings	74.3	67.6	346.6	304.9
Adjustments for:
Restructuring and acquisition-related costs	0.2	1.3	11.7	14.9
Income tax recovery on restructuring and acquisition-related costs	—	—	(2.0)	(2.0)
Adjusted net earnings	74.5	68.9	356.3	317.8
Basic EPS	0.32	0.28	1.47	1.26
Diluted EPS	0.32	0.28	1.47	1.25
Adjusted diluted EPS	0.32	0.28	1.51	1.30
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, or otherwise indicated)	January 1, 2017	January 3, 2016	2016	2015
				(15 months)
Operating income	69.8	70.7	371.5	327.2
Adjustment for:
Restructuring and acquisition-related costs	0.2	1.3	11.7	14.9
Adjusted operating income	70.0	72.0	383.2	342.1

Operating margin	11.9%	13.0%	14.4%	11.1%
Adjusted operating margin	11.9%	13.2%	14.8%	11.6%
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended
(in $ millions)	January 1, 2017	January 3, 2016	2016	2015
				(15 months)
Net earnings	74.3	67.6	346.6	304.9
Restructuring and acquisition-related costs	0.2	1.3	11.7	14.9
Depreciation and amortization	32.6	29.8	140.6	146.4
Financial expenses, net	5.8	2.4	19.7	17.8
Income tax (recovery) expense	(10.3)	0.6	5.2	4.5
Adjusted EBITDA	102.6	101.7	523.8	488.5
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2016	2015
		(15 months)
Cash flows from operating activities	537.9	353.6
Cash flows used in investing activities	(303.4)	(425.3)
Adjustment for:
Business acquisitions	163.9	103.8
Free cash flow	398.4	32.1
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	January 1, 2017	January 3, 2016
(in $ millions)

Long-term debt and total indebtedness	600.0	375.0
Cash and cash equivalents	(38.2)	(50.7)
Net indebtedness	561.8	324.3
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months is calculated as adjusted EBITDA for the trailing twelve months, including the pro-forma adjustments to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA. We use, and believe that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 48

MANAGEMENT'S DISCUSSION AND ANALYSIS

	January 1, 2017	January 3, 2016
(in $ millions, or otherwise indicated)

Adjusted EBITDA for the trailing twelve months	523.8	503.8
Adjustment for:
Business acquisitions	12.5	2.7
Pro-forma adjusted EBITDA for the trailing twelve months	536.3	506.5
Net indebtedness	561.8	324.3
Net debt leverage ratio	1.0	0.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 49

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended January 1, 2017. Management is also responsible for the preparation and presentation of other financial information included in the 2016 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of January 1, 2017. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Rhodri J. Harries)
Glenn J. Chamandy	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 22, 2017

GILDAN 2016 REPORT TO SHAREHOLDERS P. 50

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gildan Activewear Inc.:

We have audited the accompanying consolidated financial statements of Gildan Activewear Inc. (the “Company”), which comprise the consolidated statements of financial position as at January 1, 2017 and January 3, 2016, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gildan Activewear Inc. as at January 1, 2017 and January 3, 2016, and its consolidated financial performance and its consolidated cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of January 1, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2017 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.

Montréal, Canada
February 22, 2017

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 51

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

We have audited Gildan Activewear Inc.’s internal control over financial reporting as of January 1, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Gildan Activewear Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis for the year ended January 1, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gildan Activewear Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

During 2016, Gildan Activewear Inc. acquired Alstyle Apparel, LLC ("Alstyle") and Peds Legwear, Inc. ("Peds"), and Management excluded from its assessment of the effectiveness of internal control over financial reporting as of January 1, 2017 Alstyle's and Peds' internal control over financial reporting associated with total assets of $200 million and total net sales of $118.6 million included in the consolidated financial statements of Gildan Activewear Inc. as at and for the year ended January 1, 2017. Our audit of internal control over financial reporting of Gildan Activewear Inc. also excluded the evaluation of the internal control over financial reporting of Alstyle and Peds.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Gildan Activewear Inc. as at January 1, 2017 and January 3, 2016 and the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016, and our report dated February 22, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Montréal, Canada
February 22, 2017

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 52

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	January 1, 2017	January 3, 2016

Current assets:
Cash and cash equivalents (note 6)	$38,197	$50,675
Trade accounts receivable (note 7)	277,733	306,132
Inventories (note 8)	954,876	851,033
Prepaid expenses, deposits and other current assets	69,719	42,934
Assets held for sale	—	2,840
Total current assets	1,340,525	1,253,614
Non-current assets:
Property, plant and equipment (note 9)	1,076,883	1,044,389
Intangible assets (note 10)	354,221	336,753
Goodwill (note 10)	202,108	190,626
Deferred income taxes (note 18)	1,500	2,793
Other non-current assets	14,907	6,105
Total non-current assets	1,649,619	1,580,666
Total assets	$2,990,144	$2,834,280
Current liabilities:
Accounts payable and accrued liabilities	$234,062	$232,268
Income taxes payable	1,866	953
Total current liabilities	235,928	233,221
Non-current liabilities:
Long-term debt (note 11)	600,000	375,000
Other non-current liabilities (note 12)	34,569	37,616
Total non-current liabilities	634,569	412,616
Total liabilities	870,497	645,837
Commitments, guarantees and contingent liabilities (note 23)
Equity:
Share capital	152,313	150,497
Contributed surplus	23,198	14,007
Retained earnings	1,903,525	2,022,846
Accumulated other comprehensive income	40,611	1,093
Total equity attributable to shareholders of the Company	2,119,647	2,188,443
Total liabilities and equity	$2,990,144	$2,834,280

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Russell Goodman)
Glenn J. Chamandy	Russell Goodman
Director	Director

GILDAN 2016 REPORT TO SHAREHOLDERS P. 53

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended January 1, 2017 and January 3, 2016
(in thousands of U.S. dollars, except per share data)

	2016	2015
		(15 months)
Net sales	$2,585,070	$2,959,238
Cost of sales	1,865,367	2,229,130
Gross profit	719,703	730,108
Selling, general and administrative expenses (note 16(a))	336,433	387,963
Restructuring and acquisition-related costs (note 17)	11,746	14,908
Operating income	371,524	327,237
Financial expenses, net (note 14(c))	19,686	17,797
Earnings before income taxes	351,838	309,440
Income tax expense (note 18)	5,200	4,526
Net earnings	346,638	304,914
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges (note 14(d))	39,518	8,825
Actuarial loss on employee benefit obligations (note 12(a))	(5,239)	(10,000)
	34,279	(1,175)
Comprehensive income	$380,917	$303,739
Earnings per share: (note 19)
Basic (1)	$1.47	$1.26
Diluted (1)	$1.47	$1.25
(1) All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 54

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended January 1, 2017 and January 3, 2016
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, October 5, 2014	244,648	$124,595	$20,778	$(7,732)	$1,885,892	$2,023,533
Share-based compensation	—	—	12,152	—	—	12,152
Shares issued under employee share purchase plan	59	1,761	—	—	—	1,761
Shares issued pursuant to exercise of stock options	1,462	21,904	(7,465)	—	—	14,439
Shares issued or distributed pursuant to vesting of restricted share units	1,013	19,031	(19,031)	—	—	—
Shares repurchased for cancellation (note 13(d))	(3,050)	(1,555)	—	—	(78,188)	(79,743)
Share repurchases for future settlement of non-Treasury RSUs (note 13(e))	(560)	(15,239)	7,488	—	—	(7,751)
Dividends declared	—	—	85	—	(79,772)	(79,687)
Transactions with shareholders of the Company recognized directly in equity	(1,076)	25,902	(6,771)	—	(157,960)	(138,829)
Cash flow hedges (note 14(d))	—	—	—	8,825	—	8,825
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(10,000)	(10,000)
Net earnings	—	—	—	—	304,914	304,914
Comprehensive income	—	—	—	8,825	294,914	303,739
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	15,225	—	—	15,225
Shares issued under employee share purchase plan	53	1,532	—	—	—	1,532
Shares issued pursuant to exercise of stock options	77	1,278	(453)	—	—	825
Shares issued or distributed pursuant to vesting of restricted share units	291	7,632	(12,185)	—	(143)	(4,696)
Shares repurchased for cancellation (note 13(d))	(13,775)	(8,626)	—	—	(385,825)	(394,451)
Change in classification of non-Treasury RSUs to equity-settled (note 3(cc))	—	—	6,234	—	—	6,234
Dividends declared	—	—	370	—	(74,752)	(74,382)
Transactions with shareholders of the Company recognized directly in equity	(13,354)	1,816	9,191	—	(460,720)	(449,713)
Cash flow hedges (note 14(d))	—	—	—	39,518	—	39,518
Actuarial loss on employee benefit obligations (note 12(a))	—	—	—	—	(5,239)	(5,239)
Net earnings	—	—	—	—	346,638	346,638
Comprehensive income	—	—	—	39,518	341,399	380,917
Balance, January 1, 2017	230,218	$152,313	$23,198	$40,611	$1,903,525	$2,119,647
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

See accompanying notes to consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 55

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended January 1, 2017 and January 3, 2016
(in thousands of U.S. dollars)

	2016	2015
		(15 months)
Cash flows from (used in) operating activities:
Net earnings	$346,638	$304,914
Adjustments to reconcile net earnings to cash flows from operating activities (note 21(a))	158,447	147,654
	505,085	452,568
Changes in non-cash working capital balances:
Trade accounts receivable	57,097	47,893
Income taxes	(1,716)	2,478
Inventories	(15,188)	(36,149)
Prepaid expenses, deposits and other current assets	7,070	(4,290)
Accounts payable and accrued liabilities	(14,450)	(108,876)
Cash flows from operating activities	537,898	353,624

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(129,408)	(319,374)
Purchase of intangible assets	(10,833)	(7,545)
Business acquisitions (notes 5 & 26)	(163,947)	(103,800)
Proceeds on disposal of assets held for sale and property, plant and equipment	833	5,463
Cash flows used in investing activities	(303,355)	(425,256)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under revolving long-term bank credit facility	(375,000)	218,000
Proceeds from term loan	300,000	—
Proceeds from issuance of notes	300,000	—
Dividends paid	(74,382)	(79,687)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(4,696)	—
Proceeds from the issuance of shares	2,209	16,032
Repurchase and cancellation of shares (note 13(d))	(394,451)	(79,743)
Share repurchases for future settlement of non-Treasury RSUs (note 13(e))	—	(15,239)
Cash flows (used in) from financing activities	(246,320)	59,363

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(701)	(2,219)
Net decrease in cash and cash equivalents during the fiscal year	(12,478)	(14,488)
Cash and cash equivalents, beginning of fiscal year	50,675	65,163
Cash and cash equivalents, end of fiscal year	$38,197	$50,675

Cash paid (included in cash flows from operating activities):
Interest	$10,670	$9,561
Income taxes, net of refunds	9,349	4,890

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended January 1, 2017 and January 3, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. Beginning in fiscal 2015, the Company changed its fiscal year to end on the Sunday closest to December 31 of each year. As a result, fiscal 2015 was a transition year and included 15 months of operations, beginning on October 6, 2014 and ending on January 3, 2016.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. The consolidated financial statements for the fiscal years ended January 1, 2017 and January 3, 2016 include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015. See note 13(c).

2. BASIS OF PREPARATION:

(a)	Statement of compliance:
The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended January 1, 2017 were authorized for issuance by the Board of Directors of the Company on February 22, 2017.

(b)	Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Derivative financial instruments which are measured at fair value;

•	Assets held for sale which are stated at the lower of carrying amount and fair value less costs to sell;

•	Liabilities for cash-settled share-based payment arrangements which are measured at fair value;

•	Employee benefit obligations related to defined benefit plans which are measured as the net total of the fair value of plan assets and the present value of the defined benefit obligations;

•	Provisions for decommissioning, site restoration costs and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation;

•	Contingent consideration in connection with a business combination which is measured at fair value; and

•	Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

Certain of the comparative information has been reclassified to conform to the presentation adopted in the current fiscal period.

The consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards:

Share-based payment
On July 4, 2016, the Company early adopted the amendments to IFRS 2, Share-based payment, which were issued by the IASB on June 20, 2016, with effect as at January 3, 2016. The amendments clarify how to classify and measure certain types of share-based payment transactions, including share-based payment transactions with a net settlement feature for withholding tax obligations. The adoption of the amendments to IFRS 2 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

Income Taxes
In November 2016, the IFRS Interpretations Committee issued an agenda decision that prohibits the application of guidance in IAS 12, Income Taxes, for non-depreciable property, plant and equipment by analogy to intangible assets with an indefinite useful life when measuring deferred tax. The agenda decision clarifies that an entity must consider whether the intangible asset with an indefinite useful life is expected to be recovered through use or through sale, or a combination of both. The revised guidance was effective immediately. The impact of the adoption of the revised guidance to IAS 12 is described in note 10.

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

(i)     Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)	Basis of consolidation (continued):

(ii)    Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan USA Inc.	Delaware	100%
Gildan Yarns, LLC	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
A.K.H., S. de R. L.	Honduras	100%

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended January 1, 2017.

(b)	Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings, and presented in the statement of earnings and comprehensive income within financial expenses.

(c)	Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(d)	Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for doubtful accounts is maintained to reflect expected credit losses. Bad debts are provided for based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts. Trade accounts receivable are recorded net of accrued sales discounts.

The Company may continuously sell trade receivables of certain designated customers to a third party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade receivables but does not retain any credit risk with respect to any trade receivables that have been sold. All receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position as the sale of the receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer is recorded in financial expenses in the consolidated statements of earnings.

(e)	Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Raw materials, work in progress and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f) Assets held for sale:
Non-current assets which are classified as assets held for sale, are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(g) Property, plant and equipment:
Property, plant and equipment are initially recorded at cost, and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, and any applicable borrowing costs, and is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced, they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

GILDAN 2016 REPORT TO SHAREHOLDERS P. 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g) Property, plant and equipment (continued):

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	3 to 10 years
Other equipment	2 to 25 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use.

All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

(h) Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired in a business combination, and consist of customer contracts and customer relationships, license agreements, and trademarks. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date, and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life, and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful-lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	7 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h) Intangible assets (continued):

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software product so that it will be available for use;

•	management intends to complete the software product and use it;

•	there is an ability to use the software product;

•	it can be demonstrated how the software product will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i) Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j) Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or CGUs).

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k) Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories, and depend on the purpose for which the financial assets were acquired.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

Financial liabilities
Financial liabilities are classified into the following categories.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently classifies its contingent consideration in connection with a business acquisition as a financial liability measured at fair value.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k) Financial instruments (continued):

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of earnings and comprehensive income.

(l) Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l) Derivative financial instruments and hedging relationships (continued):

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m) Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n) Long-term debt:
Long-term debt is recognized initially at fair value, and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

(o) Employee benefits:
Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o) Employee benefits (continued):

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p) Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
A provision for onerous contracts is recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

(q) Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such common shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

(r) Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position in the period in which the dividends are approved by the Company’s Board of Directors.

(s) Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and to the extent that the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Sales are recorded net of these program costs and estimated sales returns, which are based on historical experience, current trends and other known factors, and exclude sales taxes. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(t) Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u) Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include bad debt expense and amortization of intangible assets.

(v) Product introduction expenditures:
Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. If the Company receives a benefit over a period of time and the fees are directly attributable to the product placement, and certain other criteria are met, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(w) Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; facility exit and closure costs; costs incurred to eliminate redundant business activities pursuant to business acquisitions; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(x) Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(y) Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(z) Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; discount on the sales of trade accounts receivable; interest income on funds invested; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(aa) Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses, and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction, and where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions, due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(bb) Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling Non-treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Share based payments:
Stock options and Treasury restricted share units
Stock options and Treasury restricted share units are equity settled share based payments, which are measured at fair value at the grant date. For stock options, the compensation cost is measured using the Black-Scholes option pricing model, and is expensed over the award's vesting period. For Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options and the vesting of Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. Stock options and Treasury restricted share units that are dilutive and meet the non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(bb) to these consolidated financial statements.

Non-Treasury restricted share units expected to be settled in cash
Prior to January 4, 2016, non-Treasury restricted share units in which the Company had a choice to settle in either cash or equity were accounted for as cash settled awards, except to the extent that common shares had been purchased on the open market and held in a trust for the purpose of settling the Non-Treasury restricted share units in shares in lieu of cash (as described in Note 13(e) to these consolidated financial statements). Compensation expense was initially measured at fair value at the grant date and recognized in net earnings over the vesting period, with the recognized compensation expense included in accounts payable and accrued liabilities. The liability was remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date. Remeasurements during the vesting period were recognized immediately to net earnings to the extent that they related to past services, and recognition was amortized over the remaining vesting period to the extent that they related to future services. The cumulative compensation cost that was ultimately recognized was the fair value of the Company's shares at the settlement date.
Non-Treasury restricted share units expected to be settled in common shares
As at January 3, 2016, all non-Treasury restricted share units in which the Company had a choice to settle in either cash or equity are accounted for as equity-settled awards as the Company has the intent and ability to settle these in common shares to be purchased on the open market. These were previously accounted for as described above. As a result, the Company reclassified $6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 4, 2016 of non-Treasury restricted share unit awards previously accounted for as cash-settled awards. Compensation cost is measured at the fair value of the underlying common share, and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Upon delivery of the common shares for settlement of vesting non-Treasury restricted share units, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and Non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards, and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(cc) Share based payments (continued):

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(dd) Leases:
Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

(ee) Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Printwear, Branded Apparel and Yarn-Spinning (yarn-spinning manufacturing division).

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee) Use of estimates and judgments (continued):

Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for doubtful accounts
The Company makes an assessment of whether accounts receivable are collectable, which considers the credit-worthiness of each customer, taking into account each customer’s financial condition and payment history in order to estimate an appropriate allowance for doubtful accounts. Furthermore, these estimates must be continuously evaluated and updated. The Company is not able to predict changes in the financial condition of its customers, and if circumstances related to its customers’ financial condition deteriorate, the estimates of the recoverability of trade accounts receivable could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than needed, a reversal of a portion of such allowances in future periods may be required based on actual collection experience.

Sales promotional programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.

Inventory valuation
The Company regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, discontinued, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory which is no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. On the date that control is obtained, the identifiable assets, liabilities and contingent liabilities of the acquired company are measured at their fair value. Depending on the complexity of determining these valuations, the Company uses appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(ee) Use of estimates and judgments (continued):

Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including expected sales, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results as well as earnings multiples obtained by using market comparables as a reference, and discount rates which are used to reflect market based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third party licensing arrangements, changes to the Company’s business strategy, and changes in economic conditions can result in actual useful lives and future cash flows differing significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions, and if associated cash flows materially decrease, the Company may be required to record material impairment charges related to its non-financial assets.

Valuation of statutory severance obligations and the related costs
The valuation of the statutory severance obligations and the related costs requires economic assumptions, including discount rates and expected rates of compensation increases, and participant demographic assumptions. The actuarial assumptions used may differ materially from year to year due to changing market and economic conditions, resulting in significant increases or decreases in the obligations and related costs.

Measurement of the estimate of expected costs for decommissioning and site restoration
The measurement of the provision for decommissioning and site restoration costs requires assumptions to be made including expected timing of the event which would result in the outflow of resources, the range of possible methods of decommissioning and site restoration, and the expected costs that would be incurred to settle any decommissioning and site restoration liabilities. The Company has measured the provision using the present value of the expected costs which requires assumptions on the discount rate to use. Revisions to any of the assumptions and estimates used by management may result in changes to the expected expenditures to settle the liability which would require adjustments to the provision and which may have an impact on the operating results of the Company in the period the change occurs.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of significant assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact of the adoption of IFRS 15 on the consolidated financial statements, including the transition options. Based on a preliminary assessment, the Company does not expect that the adoption of IFRS 15 will have a material impact on the consolidated financial statements. The Company will finalize its assessment during fiscal 2017.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, and expects that the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption of IFRS 16.

5. BUSINESS ACQUISITIONS:

Peds Legwear, Inc.

On August 22, 2016, the Company acquired a 100% interest in Peds Legwear, Inc. (Peds) for total consideration of $51.9 million (net of cash acquired and income tax liabilities assumed), of which $47.9 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Excluding the income tax liabilities and certain non-operational liabilities assumed, the gross consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of certain assets acquired, which the Company expects to finalize by the end of the second quarter of fiscal 2017. Goodwill is attributable primarily to Peds' assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The operating results of Peds are included in the Branded Apparel segment. The consolidated results of the Company for fiscal 2016 include net sales of $30.3 million and net earnings of $0.8 million relating to Peds' results of operations since the date of acquisition.

Alstyle Apparel, LLC

On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries (Alstyle) for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle® brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the U.S., Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the inventories acquired, which the Company expects to finalize by the end of the first quarter of fiscal 2017. Goodwill is attributable primarily to Alstyle's assembled workforce, which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The operating results of Alstyle are included in the Printwear segment. The consolidated results of the Company for fiscal 2016 include net sales of $88.3 million and net earnings of $1.0 million relating to Alstyle’s results of operations since the date of acquisition.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

	Peds	Alstyle	Total
Assets acquired:
Trade accounts receivable	$11,821	$19,113	$30,934
Inventories	20,548	62,677	83,225
Prepaid expenses, deposits and other current assets	1,180	3,831	5,011
Property, plant and equipment	5,442	26,337	31,779
Intangible assets (1)	26,484	7,500	33,984
Deferred income taxes	1,380	—	1,380
	66,855	119,458	186,313
Liabilities assumed:
Accounts payable and accrued liabilities	(16,376)	(11,629)	(28,005)
Income taxes payable	(2,521)	—	(2,521)
Deferred income taxes	(4,069)	—	(4,069)
	(22,966)	(11,629)	(34,595)

Goodwill	7,980	1,649	9,629
Net assets acquired at fair value	$51,869	$109,478	$161,347
Cash consideration paid at closing, net of cash acquired	47,869	109,478	157,347
Balance due	4,000	—	4,000
	$51,869	$109,478	$161,347
(1) The intangible assets acquired relating to Peds are comprised of customer relationships in the amount of $9.7 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years, trademarks in the amount of $16.3 million which are not being amortized as they are considered to be indefinite life intangible assets, and computer software in the amount of $0.5 million. The intangible assets acquired relating to Alstyle are comprised of customer relationships in the amount of $4.0 million which are being amortized on a straight line basis over their estimated useful lives of fifteen years, and trademarks in the amount of $3.5 million, which are being amortized over five years.

If the acquisitions of Peds and Alstyle were accounted for on a pro forma basis as if they had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the year ended January 1, 2017 would have been $2,704.3 million and $352.6 million, respectively. These pro forma figures have been estimated based on the results of Alstyle's and Peds' operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisitions, as if the acquisitions occurred on January 1, 2017, and should not be viewed as indicative of the Company’s future results.

Comfort Colors

On March 2, 2015, the Company acquired substantially all of the operating assets of a company operating under the Comfort Colors trade name for cash consideration of $103.3 million. The transaction also resulted in the effective settlement of $8.4 million of trade accounts receivable from Comfort Colors prior to the acquisition. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Comfort Colors is a leading supplier of garment-dyed undecorated basic T-shirts and sweatshirts for the North American printwear market. The Comfort Colors® brand is highly recognized among consumers purchasing from college bookstores, specialty retail stores, and destination and resort shops. The acquisition of Comfort Colors reinforces Gildan’s strategy to increase its penetration of the growing fashion basics segment of the North American printwear market.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS (continued):

The Company accounted for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Goodwill is attributable primarily to Comfort Colors’ assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The operating results of Comfort Colors are included in the Printwear segment.

The following table summarizes the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$14,446
Inventories	21,078
Prepaid expenses, deposits and other current assets	69
Property, plant and equipment	1,668
Intangible assets (1)	62,300
99,561
Liabilities assumed:
Accounts payable and accrued liabilities	(2,064)
(2,064)

Goodwill	14,181
Net assets acquired at fair value	$111,678
Cash consideration paid at closing	103,300
Settlement of pre-existing relationship	8,378
$111,678
(1) The intangible assets acquired are comprised of customer relationships in the amount of $25.0 million, which are being amortized on a straight line basis over their estimated useful lives of twelve years, and trademarks in the amount of $37.3 million, which are not being amortized as they are considered to be indefinite life intangible assets.

6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at January 1, 2017 and January 3, 2016.

7. TRADE ACCOUNTS RECEIVABLE:

	January 1, 2017	January 3, 2016

Trade accounts receivable	$283,322	$310,733
Allowance for doubtful accounts	(5,589)	(4,601)
	$277,733	$306,132

As at January 1, 2017, trade accounts receivables being serviced under a receivables purchase agreement amounted to $80.5 million. The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 26, 2017, subject to annual extensions. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was not significant for the year ended January 1, 2017.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. TRADE ACCOUNTS RECEIVABLE (continued):

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	January 1, 2017	January 3, 2016

		(15 months)
Balance, beginning of fiscal year	$(4,601)	$(4,423)
Bad debt recovery (expense)	92	(560)
Write-off of trade accounts receivable	524	455
Increase due to business acquisitions	(1,604)	(73)
Balance, end of fiscal year	$(5,589)	$(4,601)

8. INVENTORIES:

	January 1, 2017	January 3, 2016

Raw materials and spare parts inventories	$119,155	$119,826
Work in progress	56,397	54,737
Finished goods	779,324	676,470
	$954,876	$851,033

The amount of inventories recognized as an expense and included in cost of sales was $1,810.3 million for fiscal 2016 (2015 - $2,165.4 million), which included an expense of $11.3 million (2015- $4.6 million) related to the write-down of inventory to net realizable value.

9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2016

Cost
Balance, January 3, 2016	$65,687	$439,276	$903,502	$156,492	$75,576	$1,640,533
Additions	2,727	17,390	46,165	9,870	50,607	126,759
Additions through business acquisitions	839	17,672	12,651	617	—	31,779
Transfers from assets held for sale	120	3,855	—	248	—	4,223
Transfers	—	28,028	45,140	2,408	(75,576)	—
Disposals	—	(2,035)	(9,465)	(1,984)	—	(13,484)
Balance, January 1, 2017	$69,373	$504,186	$997,993	$167,651	$50,607	$1,789,810

Accumulated depreciation
Balance, January 3, 2016	$—	$109,204	$404,663	$82,277	$—	$596,144
Depreciation	—	22,828	86,242	15,668	—	124,738
Transfers from assets held for sale	—	1,732	—	248	—	1,980
Disposals	—	(788)	(7,163)	(1,984)	—	(9,935)
Balance, January 1, 2017	$—	$132,976	$483,742	$96,209	$—	$712,927
Carrying amount, January 1, 2017	$69,373	$371,210	$514,251	$71,442	$50,607	$1,076,883

GILDAN 2016 REPORT TO SHAREHOLDERS P. 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT (continued):

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2015

Cost
Balance, October 5, 2014	$45,541	$314,823	$687,369	$129,688	$166,872	$1,344,293
Additions	20,146	66,450	117,896	26,647	75,576	306,715
Additions through business acquisitions	—	—	1,568	100	—	1,668
Transfers	—	58,671	107,024	1,177	(166,872)	—
Disposals	—	(668)	(10,355)	(1,120)	—	(12,143)
Balance, January 3, 2016	$65,687	$439,276	$903,502	$156,492	$75,576	$1,640,533

Accumulated depreciation
Balance, October 5, 2014	—	86,611	316,566	67,390	—	470,567
Depreciation	—	22,655	96,036	15,997	—	134,688
Disposals	—	(62)	(7,939)	(1,110)	—	(9,111)
Balance, January 3, 2016	$—	$109,204	$404,663	$82,277	$—	$596,144
Carrying amount, January 3, 2016	$65,687	$330,072	$498,839	$74,215	$75,576	$1,044,389

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process, and equipment not yet placed into service as at the end of the reporting period.

During fiscal 2016, the Company ceased to classify certain property and equipment as held for sale since the criteria for this classification were no longer met. The Company transferred these assets to property, plant and equipment at the lower of their carrying amounts as adjusted for depreciation not recognized during the period the assets were held for sale, and their recoverable amount.

As at January 1, 2017, there were contractual purchase obligations outstanding of approximately $44.7 million for the acquisition of property, plant and equipment compared to $51.1 million as of January 3, 2016.

10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets

2016	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 3, 2016	$191,831	$154,972	$58,300	$44,972	$1,880	$451,955
Additions	—	—	1,198	4,084	—	5,282
Additions through business acquisitions	13,700	19,800	—	484	—	33,984
Disposals	—	—	—	(764)	—	(764)
Balance, January 1, 2017	$205,531	$174,772	$59,498	$48,776	$1,880	$490,457

Accumulated amortization
Balance, January 3, 2016	$50,740	$—	$36,140	$26,600	$1,722	$115,202
Amortization	11,445	125	6,446	3,183	90	21,289
Disposals	—	—	—	(255)	—	(255)
Balance, January 1, 2017	$62,185	$125	$42,586	$29,528	$1,812	$136,236
Carrying amount, January 1, 2017	$143,346	$174,647	$16,912	$19,248	$68	$354,221

GILDAN 2016 REPORT TO SHAREHOLDERS P. 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

2015	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, October 5, 2014	$166,831	$117,672	$53,300	$36,931	$1,700	$376,434
Additions	—	—	5,000	8,044	180	13,224
Additions through business acquisitions	25,000	37,300	—	—	—	62,300
Disposals	—	—	—	(3)	—	(3)
Balance, January 3, 2016	$191,831	$154,972	$58,300	$44,972	$1,880	$451,955

Accumulated amortization
Balance, October 5, 2014	$38,007	$—	$26,349	$23,025	$1,700	$89,081
Amortization	12,733	—	9,791	3,578	22	26,124
Disposals	—	—	—	(3)	—	(3)
Balance, January 3, 2016	$50,740	$—	$36,140	$26,600	$1,722	$115,202
Carrying amount, January 3, 2016	$141,091	$154,972	$22,160	$18,372	$158	$336,753

The carrying amount of internally-generated assets within computer software was $13.9 million as at January 1, 2017 and $10.4 million as at January 3, 2016. Included in computer software as at January 1, 2017 is $9.9 million (January 3, 2016 - $9.1 million) of assets not yet utilized in operations.

Goodwill:

	January 1, 2017	January 3, 2016

Balance, beginning of fiscal year	$190,626	$176,445
Goodwill acquired (note 5)	9,629	14,181
Other (1)	1,853	—
Balance, end of fiscal year	$202,108	$190,626

(1) The increase in goodwill relates to the acquisition of Doris Inc. ("Doris") in fiscal 2014, and reflects additional deferred income tax liabilities in accordance with the revised guidance to IAS 12 issued in November 2016 as described in Note 2(c).

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to CGUs that are expected to benefit from the synergies of the acquisition, as follows:

	January 1, 2017	January 3, 2016

Branded Apparel:
Goodwill	$180,482	$170,649
Trademarks with an indefinite life	129,272	112,972
	$309,754	$283,621

Printwear:
Goodwill	$21,626	$19,977
Trademarks with an indefinite life	42,000	42,000
	$63,626	$61,977

GILDAN 2016 REPORT TO SHAREHOLDERS P. 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS AND GOODWILL (continued):

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amount of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amount. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal. The Company performed the annual impairment review for goodwill and indefinite life intangible assets during fiscal 2016, and the estimated recoverable amounts exceeded the carrying amounts of the CGUs and as a result, there was no impairment identified.

Recoverable amount
The Company determined the recoverable amount of the Branded Apparel and Printwear CGU’s based on the fair value less costs of disposal method. The fair values of the Branded Apparel and Printwear CGU’s were based on an earnings multiple applied to forecasted adjusted EBITDA for the next year, which takes into account financial budgets approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices and input costs in determining future forecasted adjusted EBITDA, as well as the earnings multiple applied to forecasted adjusted EBITDA. The earnings multiple used was obtained by using market comparables as a reference. Assuming the continued level of profitability of the Company, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

11. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		January 1, 2017	January 3, 2016

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	1.6%	$—	$375,000	April 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	1.5%	—	—	March 2018
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	1.9%	300,000	—	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	—	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	—	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	—	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	—	August 2026
		$600,000	$375,000

(1)	Represents the effective interest rate for the year ended January 1, 2017, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $19.0 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(3)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
During July 2016, the Company entered into a Note Purchase Agreement and subsequently issued unsecured notes for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM DEBT (continued):

During fiscal 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to fix the floating rate exposure on certain long term debt agreements. A $50 million 7-year floating-to-fixed interest rate swap maturing in August 2023 is converting the interest rate on the $50 million variable-rate notes payable maturing in August 2023 to an all-in fixed rate of 2.7%, and a $50 million 10-year floating-to-fixed interest rate swap maturing in August 2026 is converting the interest rate on the $50 million variable-rate notes payable maturing in August 2026 to an all-in fixed rate of 2.9%. In addition, $150 million of 5-year floating-to-fixed interest rate swaps maturing in June 2021 are converting the variable-rate LIBOR component of an equivalent portion of the term loan to a fixed rate of 0.96%.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at January 1, 2017.

12. OTHER NON-CURRENT LIABILITIES:

	January 1, 2017	January 3, 2016

		(15 months)

Employee benefit obligation - Statutory severance and pre-notice	$14,579	$8,882
Employee benefit obligation - Defined contribution plan	2,444	2,185
Provisions	17,546	20,630
Contingent consideration (note 14(a))	—	5,919
	$34,569	$37,616

(a) Statutory severance and pre-notice obligations:

	January 1, 2017	January 3, 2016

		(15 months)
Obligation, beginning of fiscal year	$8,882	$17,556
Service cost	10,953	13,473
Interest cost	5,839	7,268
Actuarial loss(1)	5,239	10,000
Pre-notice obligation reduction(2)	—	(11,426)
Foreign exchange gain	(527)	(403)
Benefits paid	(15,807)	(27,586)
Obligation, end of fiscal year	$14,579	$8,882

(1) The actuarial loss is due to changes in the actuarial assumptions used to determine the statutory severance obligations.
(2) The reduction in the pre-notice obligation is due to the impact of program changes relating to the Company’s pre-notice obligations for active employees located in Central America, to align with statutory requirements. As a result of these program changes, pre-notice costs for employees in Central America will now be recognized when an employer-initiated termination occurs.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate of between 9.75% and 9.85% (2015 - between 10% and 10.5%) and rates of compensation increases between 7.25% and 7.50% (2015 - between 6.5% and 8.0%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $4.2 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $5.0 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $5.1 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $4.3 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at January 1, 2017 was $22.0 million (January 3, 2016 - $16.8 million) which have been reclassified to retained earnings in the period in which they were recognized.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. OTHER NON-CURRENT LIABILITIES (continued):

(b) Defined contribution plan:
During fiscal 2016, defined contribution expenses were $3.4 million (2015 - $3.2 million).

(c) Provisions:

	Decommissioning
	and site	Lease exit
	restoration costs	costs	Total

Balance, January 3, 2016	$17,545	$3,085	$20,630
Changes in estimates made during the fiscal year	(1,857)	(465)	(2,322)
Provisions utilized during the fiscal year	—	(1,098)	(1,098)
Accretion of interest	336	—	336
Balance, January 1, 2017	$16,024	$1,522	$17,546

Provisions include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities and a distribution centre in the U.S., for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years. The lease exit costs were incurred in connection with the integration of acquired businesses.

13. EQUITY:

(a)	Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)	Accumulated other comprehensive income (“AOCI”):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period, and the balances remaining from hedging relationships for which hedge accounting no longer applied at the end of the period.

(c)	Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at January 1, 2017 and January 3, 2016, none of the first and second preferred shares were issued.

Issued:
As at January 1, 2017, there were 230,218,171 common shares (January 3, 2016 - 243,571,188) issued and outstanding, which are net of 21,125 common shares (January 3, 2016 - 269,281) that have been purchased and are held in trust as described in note 13(e).

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(d)	Normal course issuer bid:
On February 24, 2016, the Company announced the initiation of a normal course issuer bid ("NCIB") beginning February 26, 2016 and expiring February 25, 2017, to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. The price paid by Gildan for common shares was the market price at the time of the acquisition plus brokerage fees, and purchases made under an issuer bid exemption order were at a discount to the prevailing market price in accordance with the terms of the order.

On July 26, 2016, the Company obtained approval from the TSX to amend its NCIB in order to increase the maximum number of common shares that could be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB were amended.

During the year ended January 1, 2017, the Company repurchased for cancellation a total of 13,775,248 common shares for a total cost of $394.5 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers. Of the total cost, $8.6 million was charged to share capital and $385.8 million was charged to retained earnings. During the fiscal year ended January 3, 2016, the Company repurchased and cancelled a total of 3,050,000 common shares under a previous NCIB by way of private agreements with an arm’s-length third-party seller for a total cost of $79.7 million, which reflected a discount to the prevailing market price of the Company’s common shares on the TSX at the time of the purchases. Of the total cost, $1.6 million was charged to share capital and $78.1 million was charged to retained earnings.

On February 22, 2017, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2017 to purchase for cancellation up to 11,512,267 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. Gildan is authorized to make purchases under the NCIB during the period from February 27, 2017 to February 26, 2018 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada.

(e)	Common shares purchased as settlement for non-Treasury RSUs:
In September 2011, the Company established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. The common shares purchased as settlement for non-Treasury RSUs were as follows:

	2016			2015
	Shares	Amount	Average cost	Shares	Amount	Average Cost

Balance, beginning of year	269	$7,464	$27.75	294	$7,055	$24.00
Purchased	—	—	—	560	15,239	27.21
Distributed	(248)	(6,873)	27.71	(585)	(14,830)	25.35
Balance, end of year	21	$591	$28.14	269	$7,464	$27.75

GILDAN 2016 REPORT TO SHAREHOLDERS P. 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. EQUITY (continued):

(f)	Contributed surplus:
The contributed surplus account is used to record the initial value of equity-settled share based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital.

14. FINANCIAL INSTRUMENTS:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at January 1, 2017 and January 3, 2016. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	January 1, 2017	January 3, 2016

Financial assets
Amortized cost:
Cash and cash equivalents	$38,197	$50,675
Trade accounts receivable	277,733	306,132
Financial assets included in prepaid expenses, deposits and other current assets	22,722	25,140
Long-term non-trade receivables included in other non-current assets	476	2,372
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	32,572	4,034
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	—	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$231,927	$230,739
Long-term debt - bearing interest at variable rates	400,000	375,000
Long-term debt - bearing interest at fixed rates (1)	200,000	—
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	1,515	1,529
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	620	—
Contingent consideration (2)	—	5,919
(1)The fair value of the long-term debt bearing interest at fixed rates was $192.5 million as at January 1, 2017.
(2)The contingent consideration was included in other non-current liabilities as at January 3, 2016.

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments - carrying amounts and fair values (continued):

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances.

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017, or December 31, 2017, as applicable per the terms of the agreement. The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%. As at January 1, 2017, management estimated that none of the revenue targets will be achieved, and as a result the fair value of the contingent consideration has been reduced to nil.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at January 1, 2017, the notional amount of TRS outstanding was 245,854 shares.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

(b) Derivative financial instruments - hedge accounting:
During fiscal 2016, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):
The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at January 1, 2017 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos, against the U.S. dollar.
The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at January 1, 2017 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.
The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at January 1, 2017 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long term debt.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at January 1, 2017:

				Carrying and fair value		Maturity
	Notional			Prepaid	Accounts
	foreign			expenses,	payable
	currency	Average	Notional	deposits and	and
	amount	exchange	U.S. $	other current	accrued	0 to 12
	equivalent	rate	equivalent	assets	liabilities	months

Cash flow hedges:
Forward foreign exchange contracts:

Sell GBP/Buy USD	29,828	1.2840	$38,300	$1,529	$—	$1,529
Sell EUR/Buy USD	31,596	1.1082	35,015	1,575	—	1,575
Sell CAD/Buy USD	68,498	0.7681	52,613	1,747	—	1,747
Buy CAD/Sell USD	30,116	0.7094	21,365	975	—	975
Sell AUD/Buy USD	4,507	0.7494	3,378	134	—	134
Buy MXN/Sell USD	408,010	0.0507	20,696	—	(1,515)	(1,515)
			$171,367	$5,960	$(1,515)	$4,445

The following table summarizes the Company's commodity contracts outstanding as at January 1, 2017:

			Carrying and fair value	Maturity
			Prepaid expenses,
			deposits and other	0 to 12
	Type of commodity	Notional amount	current assets	months

Cash flow hedges:

Forward contracts	Cotton	173,500 pounds	$12,534	$12,534
Collar contracts (1)	Cotton	19,000 pounds	1,344	1,344
Swap contracts	Energy	94 barrels	1,104	1,104
			$14,982	$14,982
(1) A collar contract is a combination of two option contracts that limit the holder’s exposure to changes in prices within a specific range. This is achieved by simultaneously buying a call option (the acquisition of a right to purchase) and selling a put option (the sale to the counterparty of a right to sell).

GILDAN 2016 REPORT TO SHAREHOLDERS P. 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding as at January 1, 2017:

					Carrying and fair value
Notional					Prepaid expenses,
amount of			Fixed	Floating	deposits and other
borrowings	Maturity date	Pay / Receive	rate	rate	current assets

Cash flow hedges:

$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$4,964
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	2,785
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	3,881
$250,000					$11,630

The following table summarizes the Company’s hedged items as at January 1, 2017:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$4,520	$(4,520)
Forecast expenses	—	—	(540)	540

Commodity risk:
Forecast purchases	—	—	24,953	(24,953)

Interest rate risk:
Forecast interest payments	—	—	11,678	(11,678)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

As at January 1, 2017, the balances remaining in the cash flow hedge reserve from hedging relationships for cotton commodities for which hedge accounting no longer applied was $10.0 million.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS (continued):

(c)	Financial expenses, net:

	2016	2015
		(15 months)
Interest expense on financial liabilities recorded at amortized cost (1)	$12,568	$8,649
Bank and other financial charges	6,348	4,747
Interest accretion on discounted provisions	336	409
Foreign exchange loss	434	3,992
	$19,686	$17,797
(1) Net of capitalized borrowing costs of $0.2 million (2015 - $1.0 million).

(d)	Hedging components of other comprehensive income (“OCI”):

	2016	2015
		(15 months)
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$161	$3,631
Commodity price risk	33,963	(836)
Interest rate risk	11,678	—

Income taxes	(3)	(36)

Amounts reclassified from OCI to inventory, related to commodity price risk	(4,356)	8,355

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	19	(2,155)
Selling, general and administrative expenses	(668)	472
Financial expenses, net (1)	(1,295)	(629)
Income taxes	19	23
Cash flow hedging gain	$39,518	$8,825
(1) The amount reclassified from OCI to net earnings included a loss of $48 related to interest rate risk for the year ended January 1, 2017.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the year ended January 1, 2017.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the year ended January 1, 2017.

For the year ended January 1, 2017, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

Approximately $29.0 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION:

(a)	Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current share price as defined in the plans. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at January 1, 2017, a total of 794,193 shares (January 3, 2016 - 740,123) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2015 - $0.2 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:
The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at January 1, 2017, 2,039,863 common shares remained authorized for future issuance under this plan.
The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with limited exceptions.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

Outstanding stock options were as follows:

		Weighted exercise price
	Number	(CA$)

Stock options outstanding, October 5, 2014	2,202	$14.47
Changes in outstanding stock options:
Granted(1)	1,339	36.53
Exercised	(1,462)	12.51
Forfeited	(184)	32.85
Stock options outstanding, January 3, 2016	1,895	29.78
Changes in outstanding stock options:
Granted	714	33.01
Exercised	(77)	13.76
Stock options outstanding, January 1, 2017	2,532	$31.18
(1) Fiscal 2015 includes an extra grant as a result of an additional three months in the fiscal year.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

As at January 1, 2017, 468,813 outstanding options were exercisable at the weighted average exercise price of CA$19.43 (January 3, 2016 - 201,016 options at CA$15.52). For stock options exercised during fiscal 2016, the weighted average share price at the date of exercise was CA$37.32 (2015 - CA$40.02). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the twelve months ended January 1, 2017 was $4.07 (January 3, 2016 - $8.60). The following table summarizes the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2016 and 2015:

	2016	2015

Exercise price	CA$33.01	CA$36.53
Risk-free interest rate	0.66%	1.19%
Expected volatility	21.85%	31.41%
Expected life	4.63 years	6.04 years
Expected dividend yield	1.27%	0.86%

Expected volatilities are based on the historical volatility of Gildan’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

The following table summarizes information about stock options issued and outstanding and exercisable at January 1, 2017:

	Options issued and outstanding		Options exercisable
Exercise prices (CA$)	Number	Remaining contractual life (yrs)	Number

$13.60	125	2	125
$14.32	25	1	25
$15.59	227	3	131
$24.22	287	4	114
$30.46	296	5	74
$33.01	714	7	—
$38.01	575	6	—
$42.27	283	9	—
	2,532		469

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With limited exceptions, all Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, October 5, 2014	665	$12.07
Changes in outstanding Treasury RSUs:
Granted	128	30.60
Granted for dividends declared	4	29.92
Settled through the issuance of common shares	(428)	9.81
Forfeited	(77)	25.25
Treasury RSUs outstanding, January 3, 2016	292	20.25
Changes in outstanding Treasury RSUs:
Granted	8	30.08
Granted for dividends declared	3	29.08
Settled through the issuance of common shares	(43)	17.78
Forfeited	(11)	29.20
Treasury RSUs outstanding, January 1, 2017	249	$20.70
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

As at January 1, 2017 and January 3, 2016, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for fiscal 2016 was $4.5 million (2015 - $4.5 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Outstanding non-Treasury RSUs were as follows:

	2016	2015

Non-Treasury RSUs outstanding, beginning of fiscal year	953	768
Changes in outstanding non-Treasury RSUs:
Granted(1)	431	660
Granted for performance	113	158
Granted for dividends declared	10	12
Settled - common shares	(248)	(594)
Settled - payment of withholding taxes	(178)	—
Forfeited	(34)	(51)
Non-Treasury RSUs outstanding, end of fiscal year	1,047	953
(1) Fiscal 2015 includes an extra grant as a result of an additional three months in the fiscal year.
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SHARE-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles Non-Treasury RSUs on a net basis. Beginning in fiscal 2010, 100% of non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As at January 1, 2017 and January 3, 2016, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for fiscal 2016 was $11.1 million (2015 - $15.9 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

(c) Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at January 1, 2017, there were 255,472 (January 3, 2016 - 226,456) DSUs outstanding at a value of $6.5 million (January 3, 2016 - $6.4 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $25.37 (January 3, 2016 - $28.42). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2016 was $0.7 million (2015 - $1.6 million).

Changes in outstanding DSUs were as follows:

	2016	2015

DSUs outstanding, beginning of fiscal year	226	271
Granted	36	41
Granted for dividends declared	2	3
Forfeited	(9)	—
Redeemed	—	(89)
DSUs outstanding, end of fiscal year	255	226

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)	Selling, general and administrative expenses:

	2016	2015
		(15 months)
Selling expenses	$113,340	$139,157
Administrative expenses	121,702	143,292
Distribution expenses	101,391	105,514
	$336,433	$387,963

GILDAN 2016 REPORT TO SHAREHOLDERS P. 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(b)	Employee benefit expenses:

	2016	2015
		(15 months)
Salaries, wages and other short-term employee benefits	$461,668	$515,854
Share-based payments	15,756	20,537
Post-employment benefits	25,089	17,338
	$502,513	$553,729

(c)	Lease expenses:
During the year ended January 1, 2017 an amount of $26.6 million was recognized in the consolidated statement of earnings and comprehensive income relating to operating leases (2015 - $28.9 million).

As at January 1, 2017, the future minimum lease payments under non-cancellable leases were as follows:

January 1, 2017

Within 1 year	$18,163
Between 1 and 5 years	36,683
More than 5 years	15,436
$70,282

(d)	Government assistance:
During the year ended January 1, 2017 an amount of $9.3 million was recognized in the consolidated statement of earnings and comprehensive income relating to government assistance for yarn production (2015 - $8.4 million).

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

	2016	2015
		(15 months)
Employee termination and benefit costs	$5,006	$4,976
Exit, relocation and other costs	7,898	8,545
Loss on disposal of property, plant and equipment related to exit activities	1,119	161
Loss (gain) on disposal or transfer of assets held for sale	597	(994)
Remeasurement of contingent consideration in connection with a business acquisition	(6,176)	1,118
Acquisition-related transaction costs	3,302	1,102
	$11,746	$14,908

GILDAN 2016 REPORT TO SHAREHOLDERS P. 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RESTRUCTURING AND ACQUISITION-RELATED COSTS (continued):

Restructuring and acquisition-related costs in fiscal 2016 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the more recent Alstyle and Peds acquisitions, the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy. Restructuring and acquisition-related costs also included transaction costs related to the acquisitions of Alstyle and Peds. Restructuring and acquisition-related costs were partially offset by a gain on the re-measurement of the fair value of contingent consideration in connection with the Doris acquisition.

Restructuring and acquisition-related costs in fiscal 2015 related primarily to costs incurred in connection with the integration of acquired businesses, including the integrations of the Doris and Comfort Colors acquisitions, and the completion of the integration of other businesses acquired in previous years, involving consolidation of customer service, distribution and administrative functions, and screenprinting operations. Restructuring and acquisition-related costs also included transaction costs related to the acquisition of the operating assets of Comfort Colors as well as costs incurred in connection with the consolidation of sewing operations.

18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2016	2015
		(15 months)
Earnings before income taxes	$351,838	$309,440
Applicable tax rate	26.8%	26.9%
Income taxes at applicable statutory rate	94,398	83,085

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(83,208)	(76,150)
Income tax recovery and other adjustments related to prior taxation years	(4,822)	(5,086)
Non-recognition of tax benefits related to tax losses
and temporary differences	1,545	14,341
Effect of non-deductible expenses and other	(2,713)	(11,664)
Total income tax expense	$5,200	$4,526
Average effective tax rate	1.5%	1.5%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2016	2015
		(15 months)
Current income taxes, includes a recovery of $2,725
(2015 - expense of $3,904) relating to prior taxation years	$8,356	$7,036

Deferred income taxes:
Origination and reversal of temporary differences	(1,059)	(2,510)
Recognition of tax benefits relating to prior taxation years	(2,097)	—
	(3,156)	(2,510)

Total income tax expense	$5,200	$4,526

GILDAN 2016 REPORT TO SHAREHOLDERS P. 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	January 1, 2017	January 3, 2016

Deferred tax assets:
Non-capital losses	$76,345	$65,914
Non-deductible reserves and accruals	49,856	46,824
Property, plant and equipment	7,239	4,866
Other items	4,946	4,091
	138,386	121,695
Unrecognized deferred tax assets	(27,529)	(25,372)
Deferred tax assets	$110,857	$96,323

Deferred tax liabilities:
Property, plant and equipment	$(32,703)	$(18,872)
Intangible assets	(76,654)	(74,658)
Deferred tax liabilities	$(109,357)	$(93,530)
Deferred income taxes	$1,500	$2,793

The details of changes to deferred income tax assets and liabilities were as follows:

	2016	2015

Balance, beginning of fiscal year, net	$2,793	$(349)

Recognized in the statements of earnings:
Non-capital losses	9,847	3,005
Non-deductible reserves and accruals	3,004	22,589
Property, plant and equipment	(11,438)	(16,445)
Intangible assets	498	7,385
Other	2,790	317
Unrecognized deferred tax assets	(1,545)	(14,341)
	3,156	2,510

Business acquisitions	(4,542)	—
Other	93	632
Balance, end of fiscal year, net	$1,500	$2,793

As at January 1, 2017, the Company has tax credits, capital and non-capital loss carryforwards and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $27.5 million, for which no deferred tax asset has been recognized (January 3, 2016 - $25.4 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2021 and 2036. The recognized deferred tax asset is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at January 1, 2017, a deferred income tax liability of approximately $71 million would result from the recognition of the taxable temporary differences of approximately $267 million.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2016	2015
		(15 months)
Net earnings - basic and diluted	$346,638	$304,914

Basic earnings per share:
Basic weighted average number of common shares outstanding	235,355	242,502
Basic earnings per share	$1.47	$1.26

Diluted earnings per share:
Basic weighted average number of common shares outstanding	235,355	242,502
Plus dilutive impact of stock options, Treasury RSUs and common
shares held in trust	693	1,819
Diluted weighted average number of common shares outstanding	236,048	244,321
Diluted earnings per share	$1.47	$1.25
All earnings per share data and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.

Excluded from the above calculation for the year ended January 1, 2017 are 1,572,273 stock options (2015 - 858,153) and 7,500 Treasury RSUs (2015 - 61,919) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2016	2015
		(15 months)
Depreciation of property, plant and equipment (note 9)	$124,738	$134,688
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the year	(5,430)	(14,399)
Depreciation of property, plant and equipment included in net earnings	119,308	120,289
Amortization of intangible assets, excluding software (note 10)	18,106	22,546
Amortization of software (note 10)	3,183	3,578
Depreciation and amortization included in net earnings	$140,597	$146,413

GILDAN 2016 REPORT TO SHAREHOLDERS P. 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:

	2016	2015
		(15 months)
Depreciation and amortization (note 20)	$140,597	$146,413
Restructuring charges related to property, plant and equipment (note 17)	1,716	(833)
(Gain) loss on remeasurement of contingent consideration in connection with a business acquisition (note 17)	(6,176)	1,118
Loss on disposal of property, plant and equipment and intangible assets	1,631	1,167
Share-based compensation	15,373	12,320
Deferred income taxes (note 18)	(3,156)	(2,510)
Unrealized net loss on foreign exchange and financial derivatives	1,993	226
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	10,840	5,042
Other non-current assets	(2,202)	2,011
Other non-current liabilities	(2,169)	(17,300)
	$158,447	$147,654

(b)	Variations in non-cash transactions:

	2016	2015
		(15 months)
Change in classification of non-Treasury RSUs to equity-settled (note 3(cc))	$6,234	$—
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(8,200)	(6,980)
Proceeds on disposal of property, plant and equipment included in other current assets	(475)	(234)
Assets held for sale transferred to property, plant and equipment	2,243	—
Balance due on business acquisition (note 5)	(4,000)	—
Settlement of pre-existing relationship (note 5)	—	8,378
Transfer from accounts payable and accrued liabilities to contributed surplus in connection with share repurchases for future settlement of non-Treasury RSUs	—	7,488
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	370	85
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	8,085	26,496

GILDAN 2016 REPORT TO SHAREHOLDERS P. 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel was as follows:

	2016	2015
		(15 months)
Short-term employee benefits	$7,422	$7,579
Post-employment benefits	157	200
Share-based payments	10,132	11,274
	$17,711	$19,053

The amounts in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	January 1, 2017	January 3, 2016

Non-Treasury RSUs	$—	$1,463
DSUs	6,481	6,436
	$6,481	$7,899

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a)	Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)	Guarantees
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 1, 2017, the maximum potential liability under these guarantees was $53.8 million (January 3, 2016 - $55.4 million), of which $10.4 million was for surety bonds and $43.4 million was for financial guarantees and standby letters of credit (January 3, 2016 - $10.6 million and $44.8 million, respectively).

As at January 1, 2017, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and taking a conservative approach towards financial risk management.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net indebtedness to earnings before financial expenses/income, taxes, depreciation and amortization, and restructuring and acquisition-related costs (“adjusted EBITDA”) for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times adjusted EBITDA. As at January 1, 2017, the Company’s net debt leverage ratio was 1.0 times.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.

The Board of Directors will consider several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s revolving facilities, term loan facility, and notes require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

The Company paid dividends of $74.4 million during the year ended January 1, 2017, representing dividends declared per common share of $0.312. On February 22, 2017, the Board of Directors approved a 20% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.0935 per share for an expected aggregate payment of $21.5 million which will be paid on April 3, 2017 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on March 9, 2017. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company is not subject to any capital requirements imposed by a regulator.

25. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 55 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets and distributes branded family apparel, which includes athletic, casual and dress socks, sheer hosiery, legwear, shapewear, underwear and activewear products, primarily to U.S. and Canadian retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of these consolidated financial statements.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

	2016	2015
		(15 months)
Segmented net sales:
Printwear	$1,651,079	$1,794,754
Branded Apparel	933,991	1,164,484
Total net sales	$2,585,070	$2,959,238

Segment operating income:
Printwear	$388,052	$363,607
Branded Apparel	85,445	91,033
Total segment operating income	$473,497	$454,640

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$473,497	$454,640
Amortization of intangible assets, excluding software	(18,106)	(22,546)
Corporate expenses	(72,121)	(89,949)
Restructuring and acquisition-related costs	(11,746)	(14,908)
Financial expenses, net	(19,686)	(17,797)
Earnings before income taxes	$351,838	$309,440

Additions to property, plant and equipment and intangible assets
(including additions from business acquisitions and transfers):
Printwear	$146,556	$392,635
Branded Apparel	71,022	73,911
Corporate	4,357	4,682
Assets not yet utilized in operations, net of transfers	(24,131)	(87,321)
	$197,804	$383,907

Depreciation of property, plant and equipment:
Printwear	$77,436	$77,468
Branded Apparel	38,924	39,273
Corporate	2,948	3,548
	$119,308	$120,289

GILDAN 2016 REPORT TO SHAREHOLDERS P. 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The reconciliation of total assets to segmented assets is as follows:

	January 1, 2017	January 3, 2016

Segmented assets: (1)
Printwear	$1,640,739	$1,453,823
Branded Apparel	1,177,843	1,197,838
Total segmented assets	2,818,582	2,651,661
Unallocated assets:
Cash and cash equivalents	38,197	50,675
Assets held for sale	—	2,840
Deferred income taxes	1,500	2,793
Assets not yet utilized in operations	60,552	84,683
Other - primarily corporate assets	71,313	41,628
Consolidated assets	$2,990,144	$2,834,280
(1) Segmented assets include the net carrying amounts of intangible assets and goodwill.

Property, plant and equipment, intangible assets, and goodwill, were allocated to geographic areas as follows:

	January 1, 2017	January 3, 2016

United States	$841,694	$857,082
Canada	151,508	120,152
Honduras	400,438	400,774
Caribbean Basin	159,419	156,562
Other	80,153	37,198
	$1,633,212	$1,571,768

Net sales by major product group were as follows:

	2016	2015
		(15 months)
Activewear and underwear	$1,993,012	$2,246,524
Socks and hosiery	592,058	712,714
	$2,585,070	$2,959,238

Net sales were derived from customers located in the following geographic areas:

	2016	2015
		(15 months)
United States	$2,253,910	$2,585,533
Canada	118,955	136,516
Europe and other	212,205	237,189
	$2,585,070	$2,959,238

GILDAN 2016 REPORT TO SHAREHOLDERS P. 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (continued):

The Company has two customers accounting for at least 10% of total net sales.

	2016	2015
		(15 months)
Customer A	18.2%	15.7%
Customer B	12.4%	13.1%

26. EVENTS AFTER THE REPORTING PERIOD:

On February 8, 2017, the Company acquired the American Apparel® brand and certain assets from American Apparel, LLC, (American Apparel) which filed for Chapter 11 bankruptcy protection on November 14, 2016. The acquisition was effected through a court supervised auction during which Gildan emerged as the successful bidder with a final cash bid of approximately $88 million. The American Apparel® brand will be a strong complementary addition to Gildan’s growing brand portfolio. The acquisition provides the opportunity to grow American Apparel® sales by leveraging the Company’s extensive printwear distribution networks in North America and internationally to drive further market share penetration in the fashion basics segment of these markets.

Results from the sale of products under the American Apparel® brand will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Printwear segment.

A deposit of $6.6 million was made with respect to the acquisition during December 2016, and was recorded in other non current assets in the statement of financial position, and as cash used in a business acquisition in the statement of cash flows.

GILDAN 2016 REPORT TO SHAREHOLDERS P. 102

Shareholder Information

Board of Directors

William D. Anderson
Chair of the Board of Directors
Director since 2006

Donald C. Berg
Director since 2015

Glenn J. Chamandy
President and Chief Executive Officer
Director since 1984

Russell Goodman
Chair of the Audit and Finance Committee
Director since 2010

George Heller
Director since 2009

Anne Martin-Vachon
Director since 2015

Sheila O'Brien
Chair of the Compensation and Human Resources Committee
Director since 2005

Gonzalo F. Valdes-Fauli
Chair of the Corporate Governance and Social Responsibility Committee
Director since 2004

Executive Management Team

Glenn J. Chamandy
President and Chief Executive Officer

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer

Michael R. Hoffman
President, Printwear

Eric R. Lehman
President, Branded Apparel

Benito A. Masi
Executive Vice-President, Manufacturing

Investor Relations

Sophie Argiriou
Vice-President, Investor Communications
514-343-8815
Toll free: 1-866-755-2023
investors@gildan.com

Corporate Communications

Garry Bell
Vice-President, Corporate Communications and Marketing
514-744-8600
Toll free: 1-866-755-2023
communications@gildan.com

Legal Affairs

Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary
514-340-8790
Toll free: 1-866-755-2023
corporate.governance@gildan.com

Gildan Corporate Office

600 de Maisonneuve Boulevard West,
33rd Floor
Montreal, QC H3A 3J2
CANADA
514-735-2023
Toll free: 1-866-755-2023
Fax: 514-735-6810
www.gildancorp.com
www.GenuineGildan.com

Auditors

KPMG LLP

Stock Information

Toronto Stock Exchange
New York Stock Exchange
Symbol: **GIL**

Stock transfer agent + registrar

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1
CANADA
1-800-564-6253
Toll free fax: 1-888-453-0330
service@computershare.com

Annual Meeting of Shareholders

Thursday, May 4, 2017
At 10:00 AM E.D.T.
Windsor Ballroom
1170 Peel Street
Montreal, QC H3B 4P2
CANADA

Our
Core Values

We Act Like Entrepreneurs

We Operate Responsibly

We Believe in Our People